Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

Among

DESTINATION MATERNITY CORPORATION,

ORCHESTRA-PRÉMAMAN S.A.

and

US OP CORPORATION

Dated as of December 19, 2016

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6.10.	Employee Benefits	40
6.11.	Certain Tax Matters	42
6.12.	Expenses	42
6.13.	Indemnification; Directors’ and Officers’ Insurance	43
6.14.	Takeover Statutes	44
6.15.	Section 16 Matters	44
6.16.	Stockholder Litigation	44
6.17.	Transition Planning	44

ARTICLE VII Conditions		45
7.1.	Conditions to Each Party’s Obligation to Effect the Merger	45
7.2.	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	45
7.3.	Conditions to Obligation of the Company to Effect the Merger	46
7.4.	Frustration of Closing Conditions	46

ARTICLE VIII Termination		47
8.1.	Termination	47
8.2.	Effect of Termination and Abandonment	48

ARTICLE IX Miscellaneous and General		50
9.1.	Survival	50
9.2.	Amendment; Waiver	50
9.3.	Counterparts	50
9.4.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum;
	Waiver of Trial by Jury	51
9.5.	Specific Performance	51
9.6.	Notices	52
9.7.	Definitions	53
9.8.	Entire Agreement	61
9.9.	Transfer Taxes	61
9.10.	Third Party Beneficiaries	61
9.11.	Fulfillment of Obligations	61
9.12.	Severability	62
9.13.	Interpretation; Construction	62
9.14.	Successors and Assigns	63

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 19, 2016, is by and among Destination Maternity Corporation, a Delaware corporation (the “Company”), Orchestra-Prémaman S.A., a société anonyme organized under the laws of France (“Parent”), and US OP Corporation, a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub,” with Parent, the Company and Merger Sub sometimes being hereinafter referred to individually as a “Party” and collectively referred to as the “Parties”). Capitalized terms, to the extent not otherwise defined, have the meanings ascribed to them in Section 9.7.

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), and (iii) resolved, subject to the terms of this Agreement, to recommend that the holders of shares of Company Common Stock adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of Merger Sub have each unanimously approved this Agreement, determined that the consummation of the Merger is in the best interests (l’intérêt social in the case of Parent) of Parent and Merger Sub, and the Parent Board has resolved, subject to the terms of this Agreement, to recommend that the holders of Parent ordinary shares, with a nominal value of €1.20 per ordinary share (each, a “Parent Ordinary Share”) approve the issuance of Parent Ordinary Shares in connection with the Merger and the By-Law Amendments upon the terms and conditions set forth in this Agreement;

WHEREAS, by virtue of the Merger, upon the terms and subject to the conditions set forth in this Agreement, the holders of shares of Company Common Stock shall receive American depositary shares, each of which represents one Parent Ordinary Share, to be issued by the Depositary Bank under the Deposit Agreement (the “ADSs”), as more particularly set forth in this Agreement;

WHEREAS, it is intended that, for U.S. federal income Tax purposes, the Merger shall (i) qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) not result in gain being recognized pursuant to Section 367(a)(1) of the Code by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), and the Parties intend that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code;

WHEREAS, for purposes of French Law, the Merger shall be an exchange of shares pursuant to Article L.225-148 of the French Commercial Code in which outstanding capital stock of the Company is exchanged for Parent Ordinary Shares;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent, the Company, and the Parent’s controlling shareholder have executed a Governance Agreement (the “Governance Agreement”), and Parent has delivered to the Company a true and correct copy of the fully-executed Parent Debt Consent;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Parent’s willingness to enter into this Agreement, the Company has delivered to Parent a true and correct copy of the fully-executed Company Debt Consent; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to set forth certain conditions to the Merger, in each case as set forth below.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

The Merger

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and, following the Merger, shall be a direct wholly owned Subsidiary of Parent and the separate corporate existence of the Company with all of its rights, obligations, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in this Agreement. The Merger shall have the effects specified in the DGCL.

1.2. Closing. Unless another time, date or place is mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Pepper Hamilton LLP, 3000 Two Logan Square, Philadelphia, Pennsylvania 19103, at 9:00 a.m., New York time, on the third Business Day (the date on which the Closing occurs, the “Closing Date”) after the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions).

1.3. Effective Time. As soon as practicable on the Closing Date, the Parties will cause a Certificate of Merger of the Company and Merger Sub (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

1.4. The Certificate of Incorporation of the Surviving Corporation. Subject to the requirements set forth in Section 6.13, at the Effective Time, the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be as set forth in the Governance Agreement.

1.5. The Bylaws of the Surviving Corporation. Parent and Merger Sub shall take all actions necessary so that at the Effective Time the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be “Destination Maternity Corporation.”

1.6. Directors of the Surviving Corporation. Parent and Merger Sub shall take all actions necessary so that the Board of Directors of the Surviving Corporation shall, from and after the Effective Time, consist of the directors of Merger Sub immediately prior to the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

1.7. Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Company as of immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE II

Merger Consideration; Effect of the Merger on Capital Stock

2.1. Merger Consideration; Conversion of Shares of Company Common Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including the shares of Company Common Stock deemed issued and outstanding at such time pursuant to Sections 2.5(b) through 2.5(d)) other than Excluded Shares (such shares of Company Common Stock, the “Eligible Shares”) shall automatically be converted into, and become exchangeable for, a number of ADSs representing 0.515 (the “Exchange Ratio”) fully paid and non-assessable Parent Ordinary Shares (the “Merger Consideration”), evidenced by American depositary receipts (“ADRs”).

2.2. Conversion of Shares of Company Common Stock. As a result of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, as of the Effective Time, all of the Eligible Shares shall represent the right to receive the Merger Consideration pursuant to this Article II, shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional ADSs into which such Eligible Shares have been converted pursuant to Section 2.1 and any dividends or other distributions pursuant to Section 3.3.

2.3. Cancellation of Excluded Shares. Each Excluded Share (other than Excluded Shares held by Parent) shall, as a result of the Merger and without any action on the part of the holder of such Excluded Share, as of the Effective Time, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist. Each Excluded Share held by Parent shall, as a result of the Merger, become and be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

2.4. Merger Sub; Surviving Corporation. Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted.

2.5. Treatment of Stock Plans.

(a) Treatment of Options. Immediately prior to the Effective Time, subject to the further provisions of this subsection (a), each outstanding option to purchase shares of Company Common Stock (a “Company Option”) under the Stock Plans of the Company or that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, become fully vested and shall be cancelled pursuant to the terms as set forth in this Section 2.5. Upon such cancellation, the holder of each such Company Option that has a per share exercise price that is less than the closing price of Company Common Stock on NASDAQ on the day immediately preceding the Closing Date (each, an “In-The-Money Option”), automatically and without any action on the part of the holder thereof, in exchange for the cancellation of each such In-the-Money Option, shall receive that number of shares of Company Common Stock, rounded down to the nearest hundredth of a share of Company Common Stock, equal to the product of (i) the difference obtained by subtracting (A) the exercise price applicable to such In-the-Money Option from (B) the closing price of Company Common Stock on NASDAQ on the day immediately preceding the Closing Date, and (ii) the number of shares of Company Common Stock underlying such In-the-Money Option, which product shall be divided by the closing price of Company Common Stock on NASDAQ on the day immediately preceding the Closing Date (less such number of shares of Company Common Stock that are withheld by the Company to satisfy applicable withholding obligations). The shares of Company Common Stock received in cancellation of each In-the-Money Option shall for all purposes be deemed issued and outstanding as of immediately prior to the Effective Time, including for purposes of determining the number of Eligible Shares pursuant to Section 2.1. Upon such cancellation, the holder of each Company Option that has a per share exercise price that is equal to or greater than the closing price of Company Common Stock on NASDAQ on the day immediately preceding the Closing Date (each, an “Out-Of-The-Money Option”), automatically and without any action on the part of the holder thereof, shall receive no consideration with respect to the cancellation of any Out-Of-the-Money Option.

(b) Company RSUs. Immediately prior to the Effective Time, each outstanding performance-based restricted stock unit denominated in shares of Company Common Stock (a “Company RSU”) under the Stock Plans of the Company or otherwise shall, automatically and without any action on the part of the holder thereof, become fully vested and the holder thereof shall receive that number of shares of Company Common Stock that are the subject of such Company RSU, which shares of Company Common Stock shall for all purposes be deemed issued and outstanding as of immediately prior to the Effective Time. For purposes of the immediately preceding sentence, the number of shares of Company Common Stock subject to such Company RSU shall be determined based on the deemed achievement of the target level of performance applicable to each such grant, less applicable withholdings, and the number of shares of Company Common Stock deemed issued and outstanding in settlement of such Company RSU, including for purposes of determining the number of Eligible Shares pursuant to Section 2.1, shall be reduced by applicable withholdings, to the extent such withholdings are satisfied in shares of stock underlying such Company RSU, and rounded down to the nearest hundredth of a share of Company Common Stock.

(c) Company DSUs. Immediately prior to the Effective Time, each outstanding deferred stock unit denominated in shares of Company Common Stock (a “Company DSU”) under the Stock Plans of the Company or otherwise shall, automatically and without any action on the part of the holder thereof, be fully vested and the holder thereof shall receive that number of shares of Company Common Stock that are the subject of such Company DSU, which shares of Company Common Stock shall for all purposes be deemed issued and outstanding as of immediately prior to the Effective Time.

(d) Restricted Stock Awards. Immediately prior to the Effective Time, all restrictions applicable to each issued and outstanding share of restricted Company Common Stock or otherwise (a “Company Restricted Share”) under the Stock Plans of the Company shall, automatically and without any action on the part of the holder thereof, lapse and each Company Restricted Share shall become a fully vested and unrestricted share of Company Common Stock. For purposes of the immediately preceding sentence, the number of shares of Company Common Stock that are deemed outstanding and no longer subject to restrictions, including for purposes of determining the number of Eligible Shares pursuant to Section 2.1, shall be reduced by any applicable withholdings, to the extent such withholdings are satisfied in shares of stock underlying such Company Restricted Share grant, and rounded down to the nearest hundredth of a share of Company Common Stock.

(e) Employee Stock Purchase Plan. The Company shall take all actions necessary to cause the Company’s Employee Stock Purchase Plan, as amended (the “ESPP”), to terminate as soon as practicable after the date hereof and, in any event, no later than the Closing Date.

(f) Company Actions. At or prior to the Effective Time, the Company and the Company Board (and/or the Compensation Committee thereof), as applicable, shall adopt any resolutions and take any actions, including obtaining any necessary consents and providing any notices, that are necessary to effectuate the treatment of the Company Options, the Company RSUs, the Company DSUs and the Company Restricted Shares (the “Company Equity Awards”) and the ESPP pursuant to Sections 2.5(a) through 2.5(d). The Company shall, and shall cause its transfer agent to, promptly update the Company’s stock transfer books to reflect the conversion of Company Equity Awards pursuant to Sections 2.5(b) through 2.5(d).

2.6. Tax Consequences of the Merger. It is intended that, for U.S. federal income tax purposes, the Merger shall (i) qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) not result in gain being recognized pursuant to Section 367(a)(1) of the Code by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

ARTICLE III

Delivery of Merger Consideration; Procedures for Surrender

3.1. Exchange Agent. Prior to the Effective Time, Parent shall select a nationally recognized financial institution or trust company with the Company’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed) to serve as the exchange agent (the “Exchange Agent”). At or substantially concurrently with the Effective Time, Parent shall deposit, or cause to be deposited, (a) with Cacéis Corporate Trust (14, rue Rouget de Lisle—92189 Issy Les Moulineaux), as custodian and transfer agent for Parent Ordinary Shares (the “French Custodian”), with a securities account opened in the books of a depositary bank reasonably acceptable to both Parent and the Company, as depositary for the ADSs (including any successor depositary thereto, the “Depositary Bank”), an aggregate number of Parent Ordinary Shares required to be issued in respect of shares of Company Common Stock pursuant to Section 2.1, and (b) with the Depositary Bank, ADRs representing the aggregate number of ADSs required to be issued in respect of shares of Company Common Stock pursuant to Section 2.1, and the Depositary Bank shall be authorized to issue the ADSs representing Parent Ordinary Shares in accordance with this Agreement and the Depositary Agreement. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent or the French Custodian, as applicable, from time to time after the Effective Time as necessary, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares. Such ADSs, cash in lieu of any fractional shares payable pursuant to Section 3.5 and the amount of any dividends or other distributions deposited with the Exchange Agent or the French Custodian pursuant to this Section 3.1 are referred to collectively in this Agreement as the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than for the purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Agreement shall be promptly returned to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Eligible Shares to receive the Merger Consideration as provided in this Agreement.

3.2. Procedures for Surrender.

(a) Promptly after the Effective Time (and in any event within three Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Eligible Shares that are (i) Certificates or (ii) Book-Entry Shares notice advising such holders of the effectiveness of the Merger, including (A) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.7) or transfer of the Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares), such materials to be in such form and have such other provisions as Parent specifies with approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”), and (B) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.7) or transferring the Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration, cash in lieu of fractional ADSs, if any, to be issued or paid in consideration therefor, and any dividends or distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement. With respect to Book-Entry Shares, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and the holders of Book-Entry Shares to ensure that the Exchange Agent will transmit to such holder or its nominees on the Closing Date (or if the Closing occurs after 11:30 a.m. (New York time) on the Closing Date, on the first Business Day after the Closing Date), upon surrender of Eligible Shares held of record by such holder or its nominees in accordance with customary surrender procedures, the Merger Consideration, cash in lieu of fractional ADSs, if any, to be issued or paid in consideration therefor, and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(b) Upon surrender to the Exchange Agent of Eligible Shares that are Certificates, by physical surrender of such Certificate (or affidavit of loss in lieu of a Certificate, as provided in Section 3.7) or that are Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of Book-Entry Shares, in accordance with the terms of the Letter of

Transmittal and accompanying instructions or, with respect to Book-Entry Shares, in accordance with customary procedures and such other procedures as agreed by the Company, Parent and the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (i) that number of whole ADSs that such holder is entitled to receive pursuant to Section 2.1 and (ii) an amount (if any) in immediately available funds of (A) any cash in lieu of fractional ADSs payable pursuant to Section 3.5 plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article III, in each case after giving effect to any required Tax withholdings as provided in Section 3.8.

(c) No interest will be paid or accrued on any amount payable upon due surrender of Eligible Shares, and any Certificate or ledger entry relating to Book-Entry Shares formerly representing shares of Company Common Stock that have been so surrendered shall be cancelled by the Exchange Agent.

(d) In the event of a transfer of ownership of certificated Eligible Shares that is not registered in the transfer records of the Company, the proper number of ADSs, together with an amount (if any) in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.8) of cash in lieu of fractional ADSs and any dividends or distributions in respect thereof, may be issued or paid to such a transferee if the Certificate formerly representing such Eligible Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in accordance with this Article III, including any amount payable in lieu of fractional ADSs in accordance with Section 3.5, and any dividends or other distributions on ADSs or the underlying Parent Ordinary Shares in accordance with Section 3.3, in each case without interest.

3.3. Distributions with Respect to Unexchanged Shares of Company Common Stock; Voting. All ADSs representing Parent Ordinary Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the underlying Parent Ordinary Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all ADSs issuable pursuant to this Agreement. No dividends or other distributions in respect of ADSs or the underlying Parent Ordinary Shares shall be paid to any holder of any unsurrendered Eligible Share until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.7) or Book-Entry Share is surrendered for exchange in accordance with this Article III. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole number of ADSs issued in exchange for Eligible Shares in accordance with this Article III, without interest, (a) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole number of ADSs and not paid and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole number of ADSs with a record date after the Effective Time but with a payment date subsequent to surrender.

3.4. Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

3.5. Fractional ADSs.

(a) Notwithstanding any other provision of this Agreement, no fractional ADSs (or fractional shares of the underlying Parent Ordinary Shares) will be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1. All fractional ADSs that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1 shall be aggregated and rounded up to three decimal places. Any holder of Eligible Shares otherwise entitled to receive a fractional ADS but for this Section 3.5 shall be entitled to receive a cash payment, in U.S. Dollars, without interest, in lieu of any fractional share, which payment shall be calculated by the Exchange Agent and shall be equal to such holder’s proportionate interest the net proceeds from the sale by the Exchange Agent in one or more transactions of the aggregate of the fractional ADSs which would otherwise have been issued under this Article II (the “Excess ADSs”). The sale of the Excess ADSs shall be (A) executed on NASDAQ and (B) shall be executed in round lots to the extent practicable and otherwise, and made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion. Until the net proceeds of such sale or sales have been distributed to the holders of Eligible Shares in accordance with this Section 3.5(a), the Exchange Agent shall hold the net proceeds in trust for those holders. All commissions, fees, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with the sale of the Excess ADSs shall be paid by Parent and the Surviving Corporation. As soon as practicable after the determination of the amount of cash to be paid to holders of Eligible Shares in lieu of fractional ADSs, the Exchange Agent shall make that amount available to those holders, without interest. The Exchange Agent shall determine the portion of the net proceeds to which each holder of Eligible Shares shall be entitled by multiplying the aggregate amount of the net proceeds by a fraction of which (1) the numerator is the amount of the fractional ADS interest to which such holder of Eligible Shares is entitled (after taking into account all Certificates and Book Entry Shares delivered by such holder) and (2) the denominator is the aggregate amount of fractional ADS interest to which all holders of Eligible Shares are entitled.

(b) No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional ADSs described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional ADS. The payment of cash in lieu of fractional ADSs is not a separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions in the exchange.

3.6. Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by six months after the Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of any ADSs of such stockholders and any payment of cash in lieu of fractional ADSs and any dividends and other distributions in respect thereof payable or issuable pursuant to Section 2.1, Section 3.3 and Section 3.5, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of Eligible Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

3.7. Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Eligible Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the ADSs, cash in lieu of fractional ADSs and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

3.8. Withholding Rights. Each of Parent, the Company, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Tax Law. To the extent that amounts are so withheld by Parent, the Company, the Exchange Agent or the Surviving Corporation such withheld amounts (a) shall be timely remitted to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made to the extent such withheld amounts are remitted to the appropriate Governmental Entity.

3.9. Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time or termination of this Agreement in accordance with Article VIII, the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or the issued and outstanding ADSs or the underlying Parent Ordinary Shares or securities convertible or exchangeable into or exercisable for ADSs or the underlying Parent Ordinary Shares, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger or other similar transaction, then the Exchange Ratio and any other number or amount contained in this Agreement which is based upon the number of shares of Company Common Stock or Parent Ordinary Shares, as the case may be, shall be equitably adjusted to provide the holders of shares of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such event, and such items, as so adjusted shall, from and after the date of such event, be the Exchange Ratio. Nothing in this Section 3.9 shall be construed to permit the Company or Parent to take any action prohibited by the terms of this Agreement.

ARTICLE IV

Representations and Warranties of Parent and the Company

4.1. Disclosure Letters; Standards.

(a) Disclosure Letters. Prior to the execution and delivery of this Agreement, each of the Company and Parent shall have delivered to the other a letter of even date of this Agreement (the “Company Disclosure Letter” and the “Parent Disclosure Letter”, respectively) setting forth, among other things (whether or not required or necessary to be disclosed therein), items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties or one or more covenants contained in a provision hereof (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face).

(b) Standards. No representation or warranty of a Party contained in Section 4.2 (other than the representations and warranties in (i) the first sentence of Section 4.2(a) [Organization, Good Standing and Qualification] (but solely with respect to the Company, Parent and their respective Significant Subsidiaries, as applicable) and Section 4.2(c) [Corporate Authority; Approval and Fairness], which shall be true and correct in all material respects with respect to it, (ii) Sections 4.2(b)(i) and 4.2(b)(ii) [Capital Structure], which shall be true and correct in all respects with respect to it, except for de minimis inaccuracies, and (iii) Section 4.2(g)(ii) [Absence of Certain Changes or Events], which shall be true and correct in all respects with respect to it) shall be deemed untrue or incorrect, and no such Party shall be deemed to have breached a representation or warranty, in each case for all purposes hereunder (including for purposes of the conditions set forth in Section 7.2(a) and Section 7.3(a) hereof), unless the failure of such representation or warranty to be true or correct (without giving effect to any materiality qualifiers contained therein), individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on such Party.

4.2. Representations and Warranties of Parent and the Company. Except as (i) set forth in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable to the Company and Parent, respectively, or (ii) disclosed in any report, schedule, form or other document (in the case of Parent, including any announcement or other document which has been the subject of a full and effective disclosure to the public (diffusion effective et intégrale) by Parent under relevant French regulations) filed with, furnished or made available to the SEC or AMF (in each case including the exhibits and other information incorporated therein) by Parent or the Company or any of their respective Subsidiaries, as applicable, since January 1, 2015, but prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any “risk factors” or similarly titled section and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such reports to the extent they are cautionary, predictive, or forward-looking in nature), Parent hereby severally represents and warrants to the Company (unless otherwise expressly provided in the representation and warranty), on the one hand, and the Company hereby severally represents and warrants to Parent and Merger Sub (unless otherwise expressly provided in the representation and warranty), on the other hand:

(a) Organization, Good Standing and Qualification. Such Party and each of its Subsidiaries is a legal entity duly organized, validly existing and (where applicable) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is (where applicable) in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. The Company has made available to Parent, and Parent has made available to the Company, in each case prior to the date of this Agreement, true and complete copies of such Party’s certificates of incorporation; articles of incorporation, amalgamation or continuance; bylaws; statuts; or comparable governing documents, each as amended prior to the date of this Agreement, and true and complete copies of its Significant Subsidiaries’ certificates of incorporation, articles of incorporation, amalgamation or continuance, and bylaws or comparable governing documents, each as amended to the date of this Agreement.

(b) Capital Structure.

(i) In the case of the Company, the authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock, of which 14,011,754 shares were outstanding as of the close of business on December 15, 2016, and 1,656,381 shares of preferred stock, par value $0.01 per share, of which no shares were outstanding or held by the Company in its treasury as of the date of this Agreement (collectively, the “Company Capital Stock”). All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights. At the close of business on December 15, 2016, (A) no shares of Company Common Stock were held by the Company in its treasury, (B) 956,006 shares of Company Common Stock were issuable upon the exercise, settlement or vesting of outstanding Company Options, (C) 84,216 shares of Company Common Stock were issuable upon the settlement or vesting of outstanding Company RSUs (assuming achievement of applicable performance goals at target value), (D) 10,974 shares of Company Common Stock were issuable upon the settlement of outstanding Company DSUs, and (E) 279,903 Company Restricted Shares were outstanding. Except as set forth above, at the close of business on December 15, 2016, no shares of capital stock or other voting securities of the Company were issued or outstanding. Since December 15, 2016 to the date of this Agreement, (1) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than issuances of shares pursuant to the exercise, settlement or vesting of Company Options, Company RSUs, Company DSUs, in each case, outstanding as of December 15, 2016, and (2) there have been no issuances by the Company of any Company Equity Awards, options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock. Section 4.2(b)(i) of the Company Disclosure Letter sets forth a true and correct summary of all outstanding Company Equity Awards as of December 15, 2016, and specifies, with respect to each such Company Equity Award: (A) the name of the award holder, (B) the type of Company Equity Award (Company Option, Company RSU, Company DSU or Company Restricted Share), (C) the number of shares of Company Common Stock subject to such Company Equity Award, (D) the date of grant, and (E) the exercise price per share of Company Common Stock (for Company Options only). Each Company Option (I) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan of the Company pursuant to which it was issued, (II) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, and (III) has a grant date identical to or later than the date on which the Company’s board of directors or the compensation committee of the board of directors of the Company, as applicable, actually awarded such Company Option. All shares of Company Common Stock issuable in respect of grants of Company Options, Company RSUs, Company DSUs and Company Restricted Shares were properly registered under the Securities Act or qualified on the grant date for exemption from registration under the Securities Act and other applicable laws (including state “blue sky” laws). The shares of Company Common Stock available for issuance under the Stock Plans of the Company have been properly registered pursuant to the Securities Act on a Form S-8.

(ii) In the case of Parent, the share capital of Parent consists of 18,538,110 Parent Ordinary Shares issued and outstanding as of the close of business on December 19, 2016, which includes 61,209 Parent Ordinary Shares held in treasury. All outstanding Parent Ordinary Shares are, and all such shares that may be issued at or prior to the Effective Time will be when issued, duly authorized and validly issued as fully paid and non-assessable and not subject to preemptive rights, other than preferential subscription rights provided for by applicable French law and the statuts (by-laws) of Parent. At the close of business on December 19, 2016, 52,706 Parent Ordinary Shares were issuable upon the vesting, and satisfaction of other conditions specified with respect thereto, of actions gratuites. Except as set forth above, at the close of business on December 19, 2016, no shares in the capital of Parent or other voting securities of Parent were issued or outstanding. Since December 19, 2016 to the date of this Agreement, (A) there have been no issuances by Parent of shares in the capital of Parent or other voting equity securities of Parent, and (B) there have been no issuances by Parent of actions gratuites, options, warrants, other rights to acquire shares in the capital of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Ordinary Shares, provided that, the accrual to shareholders from time to time of double voting rights, in accordance with French law and the statuts (by-laws) of Parent, shall not be deemed to be an issuance of a right to any person. Each action gratuite was issued in compliance with all applicable Laws and all of the terms and conditions pursuant to which it was issued. All Parent Ordinary Shares issuable in respect of actions gratuites were properly registered under applicable Laws or qualified on the grant date for exemption from registration under such applicable Laws. Other than as described above, no Person has any right to acquire (whether or not vested, contractual or otherwise) from Parent any Parent Ordinary Shares, other equity securities of Parent, or other securities convertible into or exchangeable for Parent Ordinary Shares, or other equity securities of Parent.

(iii) Such Party owns, directly or indirectly, all shares of capital stock of all of its Subsidiaries. No Subsidiary of such Party owns any shares of capital stock of such Party. Except for its interests in its Subsidiaries, such Party does not own, directly or indirectly, any capital stock of, or other equity interests in, any person. There are no bonds, debentures, notes or other Indebtedness of such Party or any of its Subsidiaries that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”), in the case of the Company, or on which holders of Parent Ordinary Shares may vote (“Voting Parent Debt”), in the case of Parent. Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the date of this Agreement, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which such Party or any of its Subsidiaries is a party or by which any of them is bound (A) obligating such Party or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, such Party or of any of its Subsidiaries, or any Voting Company Debt (in the case of the Company) or Voting Parent Debt (in the case of Parent), (B) obligating such Party or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or to declare or pay any dividend or distribution or (C) giving any Person the right to subscribe for or acquire any securities of such Party or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Company Common Stock (in the case of the Company) or Parent Ordinary Shares (in the case of Parent) or otherwise based on the performance or value of shares of capital stock of such Party or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding obligations of such Party or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, other than (1) pursuant to the Benefit Plans of Parent or the Company, as applicable, or (2) options, warrants or other rights to acquire shares of capital stock of, or other equity interest in, such Party or any such Subsidiary described above. As of the date of this Agreement, neither such Party or any of its Subsidiaries (x) has, or has any obligation to acquire, any equity interest, security or right in any Person, (y) any Contract to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person, or (z) any Contract to provide any guarantee with respect to the obligations of another Person (other than such Party or its wholly owned Subsidiaries).

(iv) There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements to which such Party or any of its Subsidiaries is a party or by which such Party or any of its Subsidiaries is bound with respect to the voting of the capital stock or other equity interest of such Party or any of the Subsidiaries of such Party, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interest.

(c) Corporate Authority; Approval and Opinions of Financial Advisors.

(i) Such Party has all requisite corporate power and authority and, other than, in the case of Parent, the affirmative vote of the holders of Parent Ordinary Shares representing two-thirds or more of the voting rights attached to the Parent Ordinary Shares and cast on such matters (the “Requisite Parent Vote”), at a meeting of Parent’s shareholders duly called and held for such purposes, authorizing and approving (A) the issuance of the Parent Ordinary Shares in connection with the Merger pursuant to Article L.225-148 of the French Commercial Code and (B) the approval of the By-Law Amendments, and in the case of the Company, adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter (the “Requisite Company Vote”) at a meeting of the Company’s stockholders duly called and held for such purpose, has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by such Party and, assuming the due authorization, execution and delivery by each of the other Parties, constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought ((A) and (B) collectively, the “General Enforceability Exceptions”).

(ii) In the case of the Company, the Company Board has, as of the date of this Agreement and subject to the terms hereof, (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement and resolved to recommend the adoption of this Agreement to the holders of shares of Company Common Stock (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption and (C) received an opinion of Guggenheim Securities, LLC to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of Company Common Stock.

(iii) In the case of Parent, the Parent Board has, as of the date of this Agreement and subject to the terms hereof, (A) determined that the Merger is in the best interests (l’intérêt social in the case of Parent) of Parent and Merger Sub, authorized and approved this Agreement and resolved to recommend approval of the issuance of Parent Ordinary Shares (including the issuance of Parent Ordinary Shares for delivery upon the exercise or settlement of Company Options or equity awards) in connection with the Merger and the By-Law Amendments to the holders of Parent Ordinary Shares (the “Parent Recommendation”), and (B) resolved to submit the issuance of the Parent Ordinary Shares (the issuance of Parent Ordinary Shares for delivery upon the exercise or settlement of Company Options or equity awards) to be issued in connection with the Merger and the By-Law Amendments to the holders of Parent Ordinary Shares for their approval.

(d) Governmental Filings; No Violations; Certain Contracts, Etc.

(i) Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (A) pursuant to the DGCL (in the case of the Company) and pursuant to applicable Law (in the case of Parent), (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), any other applicable Antitrust Law, the Exchange Act, the Securities Act and applicable securities Laws, as applicable, (C) required to be made with or by The NASDAQ Stock Market LLC (the “NASDAQ”) and with or by the Euronext Paris Exchange (“Euronext Paris”), as applicable, and (D) state or foreign securities Laws, public utility Laws and “blue sky” Laws (collectively, the “Approvals”), no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by such Party with, nor are any required to be obtained by such Party from, any U.S., foreign or transnational governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity of any nature (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by such Party and the consummation of the Merger and the other transactions contemplated by this Agreement.

(ii) Subject to obtaining the Requisite Parent Vote and the Requisite Company Vote, as applicable, and the Parent Debt Consent and the Company Debt Consent, as applicable, being in full force and effect as of the Closing, the execution, delivery and performance of this Agreement by such Party do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate or articles of incorporation or bylaws of such Party or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation, cancellation or acceleration of any obligations under, the requirement for any consent or notice, or the loss of any benefits under, any oral or written agreement, lease, license, contract, note, mortgage, indenture, commitment, arrangement or other obligation (each, other than any Benefit Plan, a “Contract”) binding upon such Party or any of its Subsidiaries, or the creation of an encumbrance on any of the assets of such Party or any of its Subsidiaries, or (C) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with (and receipt of the approvals with respect to) the matters referred to in Section 4.2(d)(i), a breach or violation of any Law to which such Party or any of its Subsidiaries is subject.

(e) Reports; Internal Controls.

(i) Such Party and its Subsidiaries have filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by them, in the case of the Company and its Subsidiaries, with the SEC pursuant to the Exchange Act or the Securities Act and, in the case of Parent and its Subsidiaries, with the AMF, in each case pursuant to applicable securities Laws, as applicable, since December 31, 2013 (the forms, statements, reports and documents so filed or furnished by such Party, including any amendments thereto, such Party’s “Reports”). Each of such Party’s Reports, at the time of its filing or being furnished (or if amended, as of the date of such amendment), complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, applicable securities Laws, as applicable, and any rules and regulations promulgated thereunder applicable to the Reports. As of their respective dates (or, if amended, as of the date of such amendment), such Party’s Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) In the case of the Company, the Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. In the case of Parent, Parent maintains disclosure controls and procedures that comply with all applicable AMF rules and regulations. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by such Party is recorded and reported on a timely basis to the individuals responsible for the preparation of the Party’s and its Subsidiaries’ filings with the SEC and with the AMF, as applicable, and other public disclosure documents.

(iii) Such Party maintains a system of internal control over financial reporting that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with, in the case of the Company, United States generally accepted accounting principles (“GAAP”) and, in the case of Parent, International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”) and

includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of such Party, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP or IFRS, as applicable, and that receipts and expenditures of such Party are being made only in accordance with authorizations of management and directors of such Party, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of such Party’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of such Party and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of such Party or a wholly owned Subsidiary of such Party or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, such Party’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(iv) Such Party has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to its auditors and audit committee (A) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect such Party’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. As of the date of its most recent audited financial statements, neither such Party nor its auditors had identified any significant deficiencies or material weaknesses in its internal controls and, as of the date of this Agreement, to the Knowledge of such Party, nothing has come to its attention that has caused it to believe that there are any material weaknesses or significant deficiencies in such internal controls.

(f) Financial Statements. All of the audited consolidated financial statements and unaudited consolidated interim financial statements of such party and its consolidated Subsidiaries included or incorporated by reference into the Reports of such Party (i) fairly present the consolidated financial position, results of operations, retained earnings (loss) and changes in financial position of such Party and its consolidated Subsidiaries as of the dates and for the periods referred to therein and (ii) have been prepared in accordance with, in the case of the Company, GAAP, and in the case of Parent, IFRS, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature). Neither Party nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(g) Absence of Certain Changes or Events. From, in the case of the Company, January 30, 2016, and in the case of Parent, February 29, 2016 (in each case, with respect to the applicable Party, the “Look-Back Date”), through the date of this Agreement, (i) except in connection with the negotiation and execution of this Agreement, such Party and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business, (ii) with respect to each Party, there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Party, and (iii) neither such Party nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement and prior to the Effective Time, would be prohibited by Section 6.1(a)(iv), (vii), (ix), (x), (xv) or (xvi).

(h) Litigation and Liabilities.

(i) Other than as a result of the transactions contemplated by this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of such Party, threatened in writing against such Party or any of its Subsidiaries.

(ii) Except for those liabilities that are reflected or reserved against in such Party’s consolidated financial statements (and the notes thereto) included in such Party’s Reports filed prior to the date of this Agreement and for liabilities incurred in the ordinary course of business since the Look-Back Date, neither such Party nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required under GAAP or IFRS, as applicable, to be reflected in the consolidated financial statements of such Party and its Subsidiaries.

(iii) As of the date of this Agreement, neither such Party nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity.

(i) Employee Benefits.

(i) Section 4.2(i)(i) of the Company Disclosure Letter sets forth an accurate and complete list of each material Benefit Plan of the Company, and separately identifies each material Benefit Plan that is maintained primarily for the benefit of persons outside of the United States (such plans, together with any material Benefit Plan that is maintained by Parent primarily for the benefit of persons outside of the United States, a “Non-U.S. Benefit Plan”).

(ii) With respect to each Benefit Plan, the Company has made available to Parent prior to the date of this Agreement, to the extent applicable, accurate and complete copies of (A) the Benefit Plan, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (B) a written description of such Benefit Plan if such plan is not set forth in a written document, (C) the most recently prepared actuarial report or financial statement, (D) the most recent summary plan description together with any summaries of all material modifications thereto, (E) the most recent Internal Revenue Service (“IRS”) determination or opinion letter, (F) the most recent annual report (Form 5500 or 990 series and all schedules and financial statements attached thereto), and (G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Benefit Plan.

(iii) (A) Each Party and each of their respective ERISA Affiliates are in compliance in all material respects with the provisions of ERISA, the Code and other Laws applicable to the Benefit Plans, (B) each Benefit Plan (including each Non-U.S. Benefit Plan), is and has been established, operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, (C) all contributions or other amounts payable by the Company or Parent or any of their respective Subsidiaries, as applicable, with respect to each Benefit Plan in respect of current or prior plan years have been paid or properly accrued in all material respects, (D) there are no pending or, to the Knowledge of the applicable Party, threatened claims (other than routine claims for benefits) or proceedings threatened in writing by, on behalf of or against any Benefit Plan or any trust related thereto that would reasonably be expected to result in any material liability to the Company or Parent or any of their respective Subsidiaries, and (E) there have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Benefit Plans that could result in any liability or excise tax under ERISA or the Code being imposed on the Company, Parent or any of their respective Subsidiaries.

(iv) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS to the effect that such plan is qualified and exempt from federal income taxes under Sections 401(a) and 501(a) of the Code, respectively, and, to the Knowledge of such Party, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Benefit Plan.

(v) No Benefit Plan of the Company or Parent is now or at any time has been subject to Part 3, Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 or 4971 of the Code. Neither the Company or Parent nor any of their respective ERISA Affiliates has ever contributed to, or been required to contribute to any “defined benefit plan” (within the meaning of Section 3(35) of ERISA), a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or a “multiple employer plan” (within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code) and neither the Company or Parent nor any of their respective ERISA Affiliates has any liability (contingent or otherwise) relating to the withdrawal or partial withdrawal from a multiemployer plan.

(vi) Except as required by applicable Law, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or Parent or any of their respective Subsidiaries has any obligation to provide such benefits. Each Party and each of their respective ERISA Affiliates have complied with the notice and continuation coverage requirements of Section 4980B of the Code with respect to each Benefit Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code that is subject to Section 4980B of the Code.

(vii) Neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement will (either alone or in conjunction with a subsequent termination of employment, it being understood that this parenthetical does not apply under circumstances where the terms of the underlying arrangement is unaffected by such execution and delivery or by such approval or consummation) (A) entitle any Employee to severance pay or any increase in severance pay, (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Employee, (C) cause such Party to transfer or set aside any assets to fund any benefits under any Benefit Plan, (D) otherwise give rise to any liability under any Benefit Plan, or (E) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Benefit Plan on or following the Effective Time.

(viii) Neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(ix) Neither the Company nor Parent nor any of their respective Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code. The Company has made available to Parent true, correct and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(x) Each Non-U.S. Benefit Plan has been established, administered, operated, funded, invested and maintained in compliance in all material respects with its terms and applicable Law, and all such plans that are intended or required to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Law. All required contributions and premiums to be made under each Non-U.S. Benefit Plan have been made with respect thereto (whether pursuant to the terms of such Non-U.S. Benefit Plan or by applicable Law). There are no pending or, to the Knowledge of such Party, claims (other than routine claims for benefits) or proceedings threatened in writing by a Governmental Entity by, on behalf of or against any Non-U.S. Benefit Plans or any trust related thereto that would reasonably be expected to result in any material liability to the Company or Parent or any of their respective Subsidiaries, as applicable.

(xi) Each Non-U.S. Benefit Plan is registered where required by applicable Law (including registration with the relevant taxation authorities) where such registration is required to qualify for Tax exemption or other beneficial Tax status.

(j) Labor Matters.

(i) Section 4.2(j)(i) of the Company Disclosure Letter and Section 4.2(j)(i) of the Parent Disclosure Letter, as applicable, sets forth any collective bargaining agreement, employee association agreement or other material agreement with a labor union or similar organization with such Party and its Subsidiaries, as applicable. To the Knowledge of such Party, as of the date of this Agreement, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations, labor unions or employee associations, to organize any employees of such Party or any of its Subsidiaries.

(ii) As of the date of this Agreement and during the three years immediately preceding the date of this Agreement, there is no, and has not been any, strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of such Party, threatened in writing. Such Party and its Subsidiaries are in compliance in all respects with all applicable Laws respecting labor, pay equity, workers’ compensation, employment and employment practices, terms and conditions of employment, wages and hours, privacy, classification of independent contractors and occupational safety and health. None of such Party or any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act, and the regulations promulgated thereunder, or any similar foreign, state or local Law that remains unsatisfied.

(k) Title to Assets. Such Party or one of its Subsidiaries has good and valid title to all material tangible assets owned by such Party or any of its Subsidiaries as of the date of this Agreement, or good and valid leasehold interests in all material tangible assets leased or subleased by such Party or any of its Subsidiaries as of the date of this Agreement, except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business. All such assets, other than assets in which such Party or any of its Subsidiaries have a leasehold interest, are held free and clear of all Liens (including Liens for Taxes) other than Permitted Liens.

(l) Real Property.

(i) Each Contract under which such Party or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant (each, in the case of the Company or any of its Subsidiaries, a “Company Real Property Lease”, and in the case of Parent or any of its Subsidiaries, a “Parent Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by such

Party or any of its Subsidiaries (collectively, including the improvements thereon, in the case of the Company or any of its Subsidiaries, “Company Leased Real Property”, and in the case of Parent or any of its Subsidiaries, “Parent Leased Real Property”) is valid and binding on such Party or the Subsidiary thereof party thereto, and, to the Knowledge of such Party, each other party thereto and, subject to the General Enforceability Exception, enforceable against such Party and its Subsidiaries party thereto in accordance with its terms. Neither such Party nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of the Company Leased Real Property (in the case of the Company) or of the Parent Leased Real Property (in the case of Parent) in a manner that would reasonably be expected to adversely affect the existing use of the Company Leased Real Property (in the case of the Company) or of the Parent Leased Real Property (in the case of Parent) by such Party or its Subsidiaries in the operation of their business thereon. There is no uncured default by such Party or any of its Subsidiaries under any Company Real Property Lease (in the case of the Company) or under any Parent Real Property Lease (in the case of Parent) or, to the Knowledge of such Party, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by such Party or any of its Subsidiaries or, to the Knowledge of such Party, by any other party thereto. As of the date of this Agreement, neither such Party nor any of its Subsidiaries has received any written notice of termination or cancelation, and to the Knowledge of such Party, no termination or cancelation is threatened, under any Company Real Property Lease (in the case of the Company) or under any Parent Real Property Lease (in the case of Parent).

(ii) The Company does not own any real property. Parent or one of its Subsidiaries owns valid title in all real property owned by such Person, free and clear of all Liens other than Permitted Liens (the “Parent Owned Real Property”). There are no outstanding options, repurchase rights or rights of first refusal to purchase or lease any Parent Owned Real Property, or any portion thereof or interest therein to which Parent or one of its Subsidiaries is a party. To Parent’s Knowledge, there is no condemnation, expropriation or other proceeding in eminent domain pending or threatened, affecting any Parent Owned Real Property or any portion thereof or interest therein. Neither Parent nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy the Parent Owned Real Property. Such Party or one of its Subsidiaries has good and valid leasehold interest in the Company Leased Real Property (in the case of the Company) and in the Parent Leased Real Property (in the case of Parent), in each case free and clear of all Liens (other than Permitted Liens and leases, subleases, licenses, conditions, encroachments, easements, rights-of-way, restrictions, and other encumbrances that do not or would not reasonably be expected to adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business).

(iii) All fixtures and other improvements to the Company Leased Real Property (in the case of the Company) and the Parent Leased Real Property and Parent Owned Real Property (in the case of Parent) are in good operating condition and in a state of good repair and maintenance (normal wear and tear and scheduled maintenance excepted).

(m) Compliance with Laws; Licenses.

(i) The businesses of such Party and its Subsidiaries have not been during the past three years, and are not being, conducted in violation of any applicable law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, directive, license or permit enacted, issued, promulgated, enforced or entered by any Governmental Entity (collectively, “Laws”).

(ii) No investigation or review by any Governmental Entity with respect to such Party or any of its Subsidiaries is pending or, to the Knowledge of such Party, threatened in writing. Neither such Party nor any of its Subsidiaries has received any written notice or communication of any material noncompliance with any such Laws that has not been cured or in the process of being cured as of the date of this Agreement.

(iii) To the Knowledge of such Party, since January 1, 2012, none of such Party, its Subsidiaries or any of their respective Representatives (in each case, acting in the capacity of a Representatives of such Party or any of its Subsidiaries) has (A) used any material funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (B) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of, or regulatory requirement promulgated under, the Foreign Corrupt Practices Act of 1977, as amended, or any other anti-corruption, bribery, money laundering or similar Law of any Governmental Entity, whether foreign or domestic.

(iv) Such Party and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, tariffs, permissions, qualifications and registrations and orders of all Governmental Entities necessary for such Party and its Subsidiaries to own, lease and operate their properties and assets and to carry on their respective businesses as presently conducted, including those required under Environmental Law (in the case of the Company and its Subsidiaries, the “Company Permits” and in the case of Parent and its Subsidiaries, the “Parent Permits”). All Company Permits and all Parent Permits, as applicable, of such Party and its Subsidiaries, are valid and in full force and effect. Such Party and each of its Subsidiaries are in compliance with the terms and requirements of such Company Permits (in the case of the Company) and such Parent Permits (in the case of Parent). No Company Permits or Parent Permits shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement.

(n) Takeover Statutes. Assuming the approval of the Parent Board and the Company Board (as applicable) of this Agreement, the Merger and the other transactions contemplated hereby and the accuracy of Parent’s representations set forth in Section 4.2(x), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in such Party’s or any of its Subsidiaries certificate or articles of incorporation or bylaws or similar organizational documents is applicable to Parent Ordinary Shares and Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

(o) Environmental Matters. (i) Such Party and its Subsidiaries have complied at all times since December 31, 2013 with all applicable Environmental Laws; (ii) no property currently or formerly owned, leased or operated by such Party or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Materials of Environmental Concern requiring remediation or other response action pursuant to any Environmental Law; (iii) neither such Party nor any of its Subsidiaries has received since December 31, 2013 any notice, demand, letter, claim or request for information alleging that such Party or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; and (iv) neither such Party nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party that imposes any current or future obligations under any Environmental Law.

(p) Tax Matters.

(i) Such Party and each of its Subsidiaries (A) have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Governmental Entity and all such filed Tax Returns are complete and accurate; (B) have paid all Taxes that are required to be paid by any of them (including Taxes required to be withheld from payments to employees, independent contractors, creditors and other third parties) except, in each case of clause (A) or (B), for Taxes being contested in good faith or for which adequate reserves have been established in accordance with GAAP or IFRS, as applicable, in the consolidated financial statements included in such Party’s Reports; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension will be in effect after the Closing Date.

(ii) No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against such Party or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn. No disputes, claims, audits, examinations or other proceedings regarding any Taxes of such Party or any of its Subsidiaries are pending or threatened in writing.

(iii) In the last five years, neither such Party nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that such Party or any of its Subsidiaries was required to file any income or franchise Tax Return that was not filed, or that such Party or any of its Subsidiaries has or may have a duty to collect and withhold any Taxes that they do not currently collect and withhold.

(iv) Neither such Party nor any of its Subsidiaries is subject to, or is in the process of requesting, negotiating, receiving or entering into, any private letter ruling, closing agreement, gain recognition agreement or other similar agreement with respect to Taxes that will bind such Party after the Closing Date.

(v) Neither such Party nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than any (A) agreement or arrangement exclusively between or among such Party and its Subsidiaries or (B) customary Tax indemnification provisions in commercial agreements not primarily related to Taxes).

(vi) Neither such Party nor any of its Subsidiaries has any liability for Taxes of any person (other than such Party or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor or otherwise.

(vii) Neither such Party nor any of its Subsidiaries has been, within the past two years, a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of Tax Law).

(viii) Neither such Party nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other transaction requiring disclosure under analogous provisions of Tax Law.

(ix) The Company is not, and in the five-year period preceding the Merger has never been, a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the Treasury Regulations promulgated thereunder, and none of the Company Common Stock constitutes a “United States real property interest” as defined in Section 897(c) of the Code and the Treasury Regulations promulgated thereunder.

(x) After due inquiry and consultation with its counsel, neither such Party nor any of its Subsidiaries is aware of the existence of any fact that would reasonably be expected to (A) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (B) result in gain being recognized pursuant to Section 367(a)(1) by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), (C) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Merger, or (D) cause the Company to be treated as an “expatriated entity” within the meaning of Section 7874(a)(2) of the Code as a result of the Merger.

(q) Intellectual Property. To the Knowledge of such Party, such Party and its Subsidiaries own or have sufficient valid and enforceable rights to use all Intellectual Property used in their respective businesses. To the Knowledge of such Party, the operation of the respective businesses of such Party or any of its Subsidiaries does not infringe upon, misappropriate or violate any Intellectual Property of any other Person as of the date of this Agreement. Such Party and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy and confidentiality of the trade secrets and other confidential information owned by such Party and its Subsidiaries.

(r) Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, and workers’ compensation, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by such Party or any of its Subsidiaries are with reputable insurance carriers and provide coverage in such amounts and against such risks as such Party reasonably believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Each Insurance Policy maintained by such Party or any of its Subsidiaries is in full force and effect and all premiums due with respect to all such Insurance Policies have been paid, and neither such Party nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any such Insurance Policy.

(s) Material Contracts.

(i) Except for this Agreement and except for Contracts filed as exhibits to such Party’s Reports, as of the date of this Agreement, Section 4.2(s) of the Company Disclosure Letter or Section 4.2(s) of the Parent Disclosure Letter, as applicable, sets forth all of the following Contracts to which such Party or any of its Subsidiaries is a party or bound:

(A) any Contract that cannot be terminated on less than 90 days’ notice without material payment or penalty and that is reasonably likely to require, during the remaining term of such Contract, annual payments to or from such Party and its Subsidiaries of more than $1,000,000 (in the case of the Company) or €3,000,000 (in the case of Parent), other than Contracts of the type described in Section 4.2(s)(i)(B) and/or Section 4.2(s)(i)(D);

(B) any Contract with such Party’s top 10 suppliers based upon dollar (in the case of the Company) or euro (in the case of Parent) volume during the most recently completed fiscal year;

(C) any partnership, limited liability company, joint venture or other similar Contract relating to the formation, creation, management or control of any partnership or joint venture that is material to such Party;

(D) any Contract (other than solely among Subsidiaries of such Party) relating to Indebtedness in excess of $5,000,000 (in the case of the Company) or €15,000,000 (in the case of Parent);

(E) any acquisition Contract that contains “earn-out” or other similar contingent payment obligations that would reasonably be expected to result in future payments by such Party or any of its Subsidiaries in excess of $1,000,000 (in the case of the Company) or €3,000,000 (in the case of Parent);

(F) any Contract containing any “non-compete,” exclusivity, right of first refusal, right of first offer or similar agreement that restricts or purports to restrict (or, after the Closing, would restrict Parent or any of its Subsidiaries), in any material respect, the types of products permitted to be sold by such Party, distribution channels through which certain products may be sold by such Party, or the manner in which such Party may conduct any material line of business (other than agreements with respect to real property or any marketing agreement relating to cross-promotional campaigns with third parties made in the ordinary course of business consistent with past practice);

(G) other than agreements described in Section 4.2(s)(i)(A), any Contract entered into since December 31, 2013 relating to the disposition or acquisition by such Party or any of its Subsidiaries of capital stock, business, assets or properties for an amount of cash (or value of non-cash consideration) in excess of $5,000,000 (in the case of the Company) or €15,000,000 (in the case of Parent);

(H) any Contract containing a “key man” default or similar provision, or with respect to which material rights or obligations of a Party may be terminated, accelerated and/or modified in a manner adverse to such Party in the event of a “key man” departure;

(I) any Contract evidencing or otherwise relating to a Related Party Transaction;

(J) any Contract prohibiting the payment of dividends or distributions in respect of the capital stock or other equity interests of such Party or any of its wholly owned Subsidiaries, or prohibiting the pledging of the equity interests of such Party or any of its wholly owned Subsidiaries;

(K) any Contract that is a license agreement pursuant to which such Party or any of its Subsidiaries licenses in any Intellectual Property or licenses out any Intellectual Property owned by such Party or its Subsidiaries, in each case to the extent such Intellectual Property is material to such Party and its Subsidiaries (excluding license agreements for commercially available software or hardware on standard terms and distribution and sales agreements entered into in the ordinary course of business); and

(L) any material Contract that contains a “most favored nation” or any similar term for the benefit of a third party (each Contract constituting any of the foregoing types of Contract described in clauses (A) – (K) above and this clause (L), together with Contracts filed as exhibits to such Party’s Reports, in each case including all amendments, exhibits and schedules to each such Contract from time to time, is referred to in this Agreement as a “Material Contract”).

(ii) Except for expirations in the ordinary course of business in accordance with the terms of such Material Contract, each Material Contract to which such Party or any of its Subsidiaries is a party, or by which any of them are bound, is valid and binding on such Party or its Subsidiaries, and, to the Knowledge of such Party, each other party thereto, is in full force and effect and, subject to the General Enforceability Exception, enforceable against such Party and its Subsidiaries party thereto in accordance with its terms. There is no default under any such Material Contracts by such Party or its Subsidiaries, or to the Knowledge of such Party, any other party thereto. Since December 31, 2015, there has been no termination, cancellation or material curtailment of the business relationship of such Party or any of its Subsidiaries with any third party to a Material Contract, nor has any such third party provided such Party or any of its Subsidiaries with written notice of an intent to so terminate, cancel or materially curtail its business relationship with such Party or any of its Subsidiaries. The provisions of this Section 4.2(s) shall not apply to any Company Real Property Lease or any Parent Real Property Lease, which are expressly covered by the provisions of Section 4.2(l) above.

(t) Suppliers. Section 4.2(t) of the Company Disclosure Letter or Section 4.2(t) of the Parent Disclosure Letter, as applicable, sets forth, with respect to such Party, (i) the names of the 20 largest suppliers by cost dollar volume of merchandise inventory purchased by the Party during the most recently completed fiscal year, and (ii) the cost dollar volume purchased by the Party from each such supplier during such fiscal year. Except for letters of credit for outstanding purchase orders, neither such Party nor any of its Subsidiaries is required to provide any bonding or other financial security arrangements in connection with any transactions with any supplier in the ordinary course of its respective business. Except for expirations in the ordinary course of business in accordance with the terms of any arrangement with such suppliers, since December 31, 2015, there has been no termination, cancellation or material curtailment of the business relationship of such Party or any of its Subsidiaries with any such supplier, nor has any such supplier provided such Party or any of its Subsidiaries with written notice of an intent to so terminate, cancel or materially curtail its business relationship with such Party or any of its Subsidiaries.

(u) Brokers and Finders. Neither such Party nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that (i) the Company has engaged Guggenheim Securities, LLC as its financial advisor and (ii) Parent has engaged Moelis & Company as its financial advisor and Financière JC Yana Inc.

(v) Affiliate Transactions. To the Knowledge of such Party, there are not, as of the date hereof, any related party transactions, agreements, arrangements or understandings between such Party or its Subsidiaries, on the one hand, and such Party’s Affiliates (other than wholly owned Subsidiaries of such Party) or other Persons, on the other hand, that would be required to be disclosed by such Party under Item 404 of Regulation S-K under the Securities Act (assuming, in the case of Parent, the applicability of such regulation to the Parent) (each, a “Related Party Transaction”). In the case of Parent, except for the agreements set forth on Section 4.2(v) of the Parent Disclosure Letter, there is no agreement between the Parent or any of its Subsidiaries, on the one hand, and Pierre Mestre, his spouse, or any of their respective controlled Affiliates (excluding Parent and its Subsidiaries) (such parties, the “Related Parties”), on the other hand, pursuant to which the Related Parties receive remuneration for services rendered by the Related Parties to Parent and its Subsidiaries.

(w) Information Supplied.

(i) None of the information supplied or to be supplied by or on behalf of such Party for inclusion or incorporation by reference in Parent’s Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii) None of the information supplied or to be supplied by or on behalf of such Party for inclusion or incorporation by reference in the Proxy/Prospectus will, at the date the Proxy/Prospectus is mailed to stockholders of the Company or at the time of the meeting of stockholders of the Company to be held in connection with the Merger (the “Company Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iii) None of the information supplied or to be supplied by or on behalf of such Party for inclusion or incorporation by reference in the Securities Note relating to the meeting of Parent’s shareholders to be held in connection with the Merger will, at the date the Securities Note is mailed or otherwise furnished to shareholders of Parent, or at the time of the meeting of shareholders of Parent to be held in connection with the Merger (the “Parent Shareholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) No representation or warranty is made by such Party with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy/Prospectus based on information regarding the other Party or the other Party’s Affiliates supplied by or on behalf of the other Party or the other Party’s Affiliates for inclusion or incorporation by reference therein.

(x) Ownership of Party Stock. In the case of Parent, except as publicly disclosed by Parent or its Affiliates as of the date of this Agreement, none of Parent or any of its Subsidiaries or controlling person beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Effective Time beneficially own, any shares of Company Common Stock, or is a party, or will prior to the Effective Time become a party, to any Contract, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock. In the case of the Company, none of the Company or any of its Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Effective Time beneficially own, any Parent Ordinary Shares, or is a party, or will prior to the Effective Time become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any Parent Ordinary Shares.

(y) Data Security and Privacy. Such Party and its Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable. Such Party and its Subsidiaries are, and in the past three years have been, in compliance with all such policies and other legal requirements pertaining to data privacy and data security. To the Knowledge of such Party, there has been (i) no loss or theft of data or security breach relating to data used in the business of such Party or its Subsidiaries, (ii) no violation of any security policy regarding any such data, (iii) no unauthorized access or unauthorized use of any data and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of such Party or any of its Subsidiaries or a contractor or agent acting on behalf of such Party or any of its Subsidiaries.

(z) No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties in this Article IV and Article V, none of Parent, the Company and any other Person makes any express or implied representation or warranty with respect to the Company, Parent or their respective Subsidiaries, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and each Party hereby expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, and except for the representations and warranties made by such Party in this Article IV and Article V, neither Party nor any other Person makes or has made any representation or warranty to the other Party or any of such other Party’s Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to such Party, any of its Affiliates or any of their respective businesses or (ii) any oral or written information made available to the other Party or any of such other Party’s Affiliates or Representatives in the course of their evaluation of such Party, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 4.2(y) shall limit a Party’s remedies with respect to intentional or willful misrepresentation of material facts that constitute common law fraud arising from or relating to the express representations and warranties made by the other Party in this Article IV or Article V.

ARTICLE V

Representations and Warranties of Parent Regarding Merger Sub

5.1. Representations and Warranties of Parent Regarding Merger Sub. Notwithstanding anything to the contrary in Section 4.2(y), Merger Sub hereby represents and warrants to the Company that:

(a) Organization, Good Standing and Qualification. Merger Sub is a corporation duly organized, validly existing and in good standing under the Law of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Capitalization. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and non-assessable and are owned directly by Parent free and clear of any Lien. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(c) Corporate Authorization. Merger Sub has all requisite corporate power and authority and, other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding agreement of Merger Sub enforceable against Merger Sub in accordance with its terms, subject to the General Enforceability Exceptions.

(d) Non-contravention. The execution, delivery and performance of this Agreement by Merger Sub does not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in a breach or violation of, or a default under, the certificate of incorporation or bylaws of Merger Sub.

(e) No Prior Activity. Except for obligations incurred in connection with its incorporation, the due diligence investigation of the Company and its Subsidiaries or the negotiation and consummation of this Agreement and the transactions contemplated hereby and thereby, Merger Sub has not incurred any obligation or liability, engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

(f) No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties in this Article V and Article IV, neither Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Merger Sub, or any of its respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and Merger Sub hereby expressly disclaims any such other representations or warranties. Notwithstanding the foregoing, nothing in this Section 5.1(f) shall limit the Company’s remedies with respect to intentional or willful misrepresentation of material facts that constitute common law fraud arising from or relating to the express representations and warranties made by Merger Sub in this Article V.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) The Company and Parent, each covenant and agree as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent or the Company, as applicable, shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed)), its business and its Subsidiaries’ businesses shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present officers, employees and agents, except as (i) otherwise expressly contemplated or required by this Agreement, (ii) required by applicable Law or (iii) set forth on Section 6.1(a) of the Company Disclosure Letter, as it relates to the Company and its Subsidiaries, or on Section 6.1(a) of the Parent Disclosure Letter, as it relates to Parent and its Subsidiaries. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except as (A) expressly contemplated or required by this Agreement, (B) required by applicable Law, (C) required by any Benefit Plan or collective bargaining agreement, (D) as approved in writing by the Company or Parent (as applicable) (such approval not to be unreasonably withheld, conditioned or delayed, in the case of Parent’s approval, with respect to Section 6.1(a)(iv), (vi), (x), (xi), (xii), (xvi), (xvii), (xiv), (xx) or (xxi), and in the case of the Company’s approval, with respect to Section 6.1(a)(iv), (vi), (vii), (x), (xi), (xii), (xix), (xx) or (xxi)) or (E) set forth on Section 6.1(a) of the Company Disclosure Letter, as it relates to the Company and its Subsidiaries, or on Section 6.1(a) of the Parent Disclosure Letter, as it relates to Parent and its Subsidiaries, each Party, on its own account, will not and will cause its Subsidiaries not to:

(i) amend its certificate or articles of incorporation or bylaws or comparable governing documents other than amendments that solely effect ministerial changes to such documents and that would not adversely affect the consummation of the Merger or the other transactions contemplated by this Agreement;

(ii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other equity interests (other than dividends paid by a wholly owned Subsidiary of such Party to such Party or another wholly owned Subsidiary of such Party);

(iii) except for any transactions among or solely involving a Party’s wholly owned Subsidiaries or among wholly owned Subsidiaries of a Party’s Subsidiaries, merge or consolidate itself or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its material assets, operations or businesses;

(iv) acquire assets or businesses, whether by merger, consolidation, purchase or otherwise, from any other Person with a fair market value or purchase price, in the case of the Company, in excess of $2,000,000 individually or $10,000,000 in the aggregate or, in the case of Parent, in excess of $6,000,000 individually or $30,000,000 in the aggregate, in any transaction or series of related transactions, other than acquisitions of goods, services and supplies in the ordinary course of business;

(v) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock (or equity interests) or of any of its Subsidiaries (other than in respect of equity-based awards outstanding as of the date of this Agreement, in each case in accordance with their terms and the plan documents), or securities convertible or exchangeable into or exercisable for any shares of such capital stock (or equity interests), or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(vi) create or incur any encumbrance on any assets of such Party or any of its Subsidiaries, other than Permitted Liens or encumbrances incurred in connection with the incurrence of Indebtedness to the extent permitted under Section 6.1(a)(x);

(vii) make any loans, advances, guarantees or capital contributions to or investments in any Person, except, in the case of Parent, any such transaction not to exceed $3,000,000 individually or $15,000,000 in the aggregate;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (or equity interests) or securities convertible or exchangeable into or exercisable for any shares of its capital stock (or equity interests), other than with respect to (A) the capital stock or other equity interests of a wholly owned Subsidiary of the Company or Parent, as applicable, (B) the acquisition of shares of Company Common Stock or Parent Ordinary Shares by the Company or Parent, respectively, that are tendered by holders of equity-based awards to satisfy the obligations to pay the exercise price or Tax withholding obligations with respect to such awards, and (C) the acquisition by the Company or Parent of equity-based awards in connection with the forfeiture of such awards;

(ix) sell, transfer, lease, divest or otherwise dispose of, whether by merger, consolidation, sale or otherwise, any assets, business or a division of any business with a value in the case of the Company, in excess of $2,000,000 individually or $10,000,000 in the aggregate or, in the case of Parent, in excess of $6,000,000 individually or $30,000,000 in the aggregate, in each case other than sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice;

(x) incur, assume, guarantee or otherwise become liable for, prepay, redeem or defease any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) in the case of Parent, Indebtedness for borrowed money incurred in the ordinary course of business not to exceed $30,000,000 individually or $50,000,000 in the aggregate, (B) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to Parent than the Indebtedness being replaced, (C) guarantees of Indebtedness of its wholly owned Subsidiaries otherwise incurred in compliance with this Section 6.1(a)(x) or (D) Indebtedness incurred by Parent owed to any of its wholly owned Subsidiaries or by any of Parent’s wholly owned Subsidiaries and owed to Parent or any of its wholly owned Subsidiaries, or by the Company owed to any of its wholly owned Subsidiaries or by any of the Company’s wholly owned Subsidiaries and owed to the Company or any of its wholly owned Subsidiaries;

(xi) make or authorize any payment of, or accrual or commitment for, capital expenditures in excess of $12,000,000, in the case of the Company, or $45,000,000, in the case of Parent, except (A) any such expenditure to the extent reasonably necessary to avoid a material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or information technology systems, or any other similar cause not reasonably within the control of such Party or its Subsidiaries, or (B) expenditures that the Company or Parent reasonably determines are necessary to maintain the safety and integrity of any asset or property in response to any unanticipated and subsequently discovered events, occurrences or developments (provided that the Company or Parent, as applicable, will use its reasonable best efforts to consult with the other Party prior to making or agreeing to any such capital expenditure);

(xii) (A) enter into any Contract or other arrangement (other than any Contract that is expressly permitted or contemplated to be entered into by this Agreement) that would have been a Material Contract had it been entered into prior to this Agreement, (B) materially amend, modify, supplement, waive, terminate, assign, convey or otherwise transfer, in whole or in part, any Material Contract, or (C) forgive, compromise, cancel, modify or waive any debts or claims held by it or waive any rights having in each case of this clause (C) a value in excess of, in the case of the Company, $1,000,000 individually or $5,000,000 in the aggregate or, in the case of Parent, $3,000,000 individually or $15,000,000 in the aggregate;

(xiii) enter into or modify any Contract relating to, or otherwise enter into, modify, implement or consummate, a Related Party Transaction;

(xiv) other than in the ordinary course of business, settle any action, suit, claim, hearing, arbitration, investigation or other proceedings for an amount, in the case of the Company, in excess of $1,000,000 individually or $5,000,000 in the aggregate or, in the case of Parent, in excess of $3,000,000 individually or $15,000,000 in the aggregate, or any obligation or liability of it in excess of such amount or on a basis that would result in the imposition of any writ, judgment, decree, settlement, award, injunction or similar order of any Governmental Entity that would restrict in a material respect the future activity or conduct of such Party or any of its Subsidiaries or involve the admission of any criminal liability;

(xv) make any changes with respect to financial accounting policies or procedures, except as required by GAAP or IFRS, as applicable, or any interpretation thereof, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or Law, including pursuant to SEC or AMF rule or policy;

(xvi) other than in the ordinary course of business, make, change or revoke any material Tax election, adopt or change any material Tax accounting method, file any material amended Tax Return, take any action which would reasonably be expected to cause the Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Merger, take any action which would reasonably be expected to cause the Company to be treated as an “expatriated entity” within the meaning of Section 7874(a)(2) of the Code as a result of the Merger, settle or compromise any material Tax claim, audit, assessment or dispute for an amount materially in excess of the amount reserved or accrued on such Party’s most recent consolidated balance sheet included in such Party’s Reports, or surrender any right to claim a refund of a material amount of Taxes;

(xvii) other than in accordance with the terms and regular expiration thereof, terminate or permit any material Company Permit (in the case of the Company) or Parent Permit (in the case of Parent) to lapse or fail to apply on a timely basis (subject to any cure periods) for any renewal of any renewable material Company Permit (in the case of the Company) or Parent Permit (in the case of Parent);

(xviii) other than on account of changes in the insurance industry generally in the United States or France, make or agree to any material changes to be made to any insurance policies so as to materially affect the insurance coverage of the Party or its Subsidiaries or assets following the Effective Time;

(xix) enter into, terminate, adopt or amend any employment, change in control or severance agreement or any other Benefit Plan or collective bargaining agreement, except for (A) any amendment to any Benefit Plan (excluding employment, change in control, severance or similar agreement with any individual officer, director or employee) that does not increase the cost of such plan or the benefits provided thereunder to such Party or its Subsidiaries, or (B) actions permitted to be taken by clause (xx) below without the consent of the applicable Party;

(xx) in the case of the Company and its Subsidiaries, (A) increase or change the compensation or benefits payable to any Employees (other than executive officers), other than salary or wage increases for Employees (other than executive officers) in the ordinary course of business and consistent with past practice which, in the aggregate, do not exceed the previous year’s aggregate compensation for all Employees (other than executive officers) by more than 3%, (B) increase or change the compensation or benefits payable to any Employees who are executive officers, (C) pay or grant, or commit to pay or grant any bonus or incentive compensation, (D) grant or accelerate the vesting of any equity-based awards or other compensation or amend or modify the terms of any such outstanding awards, under any Company Benefit Plan, except as provided in this Agreement, (E) grant any transaction or retention bonuses or any discretionary bonus (including bonus plans that exist as of the date hereof), (F) pay annual bonuses or performance bonuses, other than for completed periods based on actual performance through the end of the applicable performance period, or if the Company is contractually obligated to in connection with a termination of employment, (G) increase or change the severance terms applicable to any Employee, (H) terminate the employment or services of any Employee that is more senior than a Senior Vice President, other than for cause, or (I) hire any officer, employee, independent contractor or consultant who has target annual compensation greater than $200,000;

(xxi) in the case of the Company and its Subsidiaries, implement any store closures or mass layoff of employees; (xxii) enter into any new line of business outside of the existing businesses of a Party and its Subsidiaries;

(xxiii) in the case of Parent, permit Merger Sub to incur any obligation or liability, engage in any business or activity of any type or kind whatsoever or enter into any agreement or arrangement with any Person, except for obligations incurred in connection with its incorporation, the due diligence investigation of the Company and its Subsidiaries or the negotiation and consummation of this Agreement and the transactions contemplated hereby and thereby; or

(xxiv) agree, authorize or commit to do any of the foregoing actions prohibited by clauses (i) through (xxiii) of this Section 6.1(a).

(b) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, Parent and the Company shall not take or permit any of their respective Subsidiaries to take or agree to take any action that would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger.

(c) Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Nothing in this Agreement, including any of the actions, rights or restrictions set forth in this Agreement, will be interpreted in such a way as to require compliance by any Party if such compliance would result in the violation of any rule, regulation or policy of any federal, state, provincial, local or foreign court or Governmental Entity with jurisdiction over enforcement of any Antitrust Laws (any such Governmental Entity, a “Governmental Antitrust Entity”) or applicable Law.

6.2. Acquisition Proposals; Change of Recommendation.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, except as expressly permitted by this Section 6.2, the Company shall not, and none of its Subsidiaries nor any of its and their respective directors and officers shall, and the Company shall instruct its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage or take any action to knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions); or

(iii) provide any non-public information to any Person in connection with any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 6.2(a) or Section 6.2(g), prior to the time, but not after, the Requisite Company Vote is obtained, in response to an unsolicited, written Acquisition Proposal (that did not result from the Company’s breach of Section 6.2(a)), the Company (including its Subsidiaries and their respective directors, officers and Representatives) may:

(i) contact such Person or group of Persons solely to clarify the terms and conditions thereof;

(ii) provide information in response to a general or specific request therefor (including non-public information regarding it or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with the time such non-public information is made available to such Person and that, prior to furnishing any such non-public information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not materially less restrictive, in the aggregate, to the other Party than the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal); and

(iii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

only if, prior to taking any action described in clause (ii) or (iii) above, the Company Board determines in good faith after consultation with its financial advisor and outside legal counsel that based on the information then available, that (A) such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law.

(c) The Company shall promptly (and, in any event, within 24 hours) give notice to Parent if (i) any inquiries, proposals or offers constituting an Acquisition Proposal are received by the Company (including any Acquisition Proposals that are outstanding and have not been withdrawn as of the date of this Agreement), (ii) any initial request for information in connection with any Acquisition Proposal received by the Company, or (iii) any initial request for discussions or negotiations with respect to an Acquisition Proposal is received by the Company, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including a copy of any written Acquisition Proposal and any material agreements or other documentation relating thereto), and thereafter shall keep the other Party reasonably informed, on a reasonably current basis (in any event, within 24 hours) of the status and material terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any material change in its intentions as previously notified.

(d) Except as permitted by Section 6.2(e) and Section 6.2(f), the Parent Board (including any committee thereof) or the Company Board (including any committee thereof), as applicable, shall not, and Parent and the Company shall not permit their respective boards of directors to:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation with respect to the Merger in a manner adverse to Parent (any of the actions set forth in the foregoing clause (i), a “Change of Recommendation”); or

(ii) approve, adopt or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with Section 6.2(b)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”).

(e) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained, the Company Board may effect (i) a Change of Recommendation in response to the receipt of a Superior Proposal or (ii) a termination of this Agreement pursuant to Section 8.1(h) to enter into an Alternative Acquisition Agreement providing for a Superior Proposal (such termination, a “Fiduciary Termination”), in each case if and only if the Company Board determines in good faith, after consultation with outside counsel and its financial advisor and in compliance with this Section 6.2, that, as a result of a Superior Proposal, failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; provided, however, that no Change of Recommendation or Fiduciary Termination may be effected unless and until the Company has given Parent written notice of such action four Business Days in advance, such notice to comply in form, substance and delivery with the provisions of Section 6.2(c) and Section 9.6 of this Agreement, setting forth in writing that the Company Board intends to take such action and the basis therefor. After giving such notice and prior to effecting such Change of Recommendation or such Fiduciary Termination, the Company shall afford Parent the opportunity to negotiate during such four Business Day period with the Company (to the extent Parent wishes to negotiate) to enable Parent to propose revisions to the terms of this Agreement as would permit the Company Board not to effect a Change of Recommendation or a Fiduciary Termination in connection with a Superior Proposal. At the end of such four Business Day period, prior to taking action to effect a Change of Recommendation or a Fiduciary Termination, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in writing in response to such notice, and shall have determined in good faith, after consultation with its outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if the changes to the terms of this Agreement offered in writing (if any) were to be given effect and that the failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law. Any material amendment to any Acquisition Proposal (including any change in the amount or form of consideration) will be deemed to be a new Acquisition Proposal for purposes of Section 6.2(c) and this Section 6.2(e), except that references to four Business Days shall be deemed to be references to three Business Days.

(f) Nothing contained in this Section 6.2 shall prohibit the Company, Parent or any of their respective Subsidiaries or Representatives from complying with their respective disclosure obligations under applicable Law; provided, however, that if such disclosure has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the option to terminate this Agreement as set forth in Section 8.1(g); it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or any statement that a Party has received a proposal and is considering such proposal shall not be deemed to be a Change of Recommendation. For the avoidance of doubt, a factually accurate public statement that describes a Party’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed to be a Change of Recommendation of the Party issuing such statement.

(g) Further to Section 6.2(a), the Company shall promptly end any existing discussions and negotiations conducted heretofore with any Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal. Further, the Company shall promptly terminate any physical and electronic data access previously granted to such Persons and request that any such Persons promptly return or destroy all confidential information concerning the Company and its Subsidiaries.

(h) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof; provided, that if the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make, on a confidential basis to the Company Board, an Acquisition Proposal; provided, further, that the Company promptly (and, in any event, within 24 hours) advises Parent that it is taking such action. The Company represents and warrants to Parent that it has not taken any action that (i) would be prohibited by this Section 6.2(h) or (ii) but for the ability to take actions to avoid a potential breach of the Company Board’s fiduciary duties would have been prohibited by this Section 6.2(h), during the 60 days prior to the date of this Agreement.

(i) The approval by the Company Board for purposes of causing Section 203 of the DGCL and any other Takeover Statute to be inapplicable to the Merger and the other transactions contemplated by this Agreement shall be irrevocable and unconditional and no Change of Recommendation by the Company Board or any other action shall change such approval.

6.3. Proxy/Prospectus Filing; Securities Note; Information Supplied.

(a) Parent and the Company, as applicable, shall use their respective best efforts to (i) promptly jointly prepare and file with the SEC a proxy statement relating to the Company Stockholders Meeting and a prospectus that Parent will use in the United States to offer the ADSs to be issued in connection with the Merger (such proxy statement and prospectus, together with all amendments and supplements thereto, the “Proxy/Prospectus”), and (ii) prepare and cause to be filed by Parent with the SEC a registration statement on Form F-4 pursuant to which the offer and sale of ADSs to be issued in connection with the Merger will be registered pursuant to the Securities Act and which will include the Proxy/Prospectus as a part thereof (such registration statement, together with all amendments and supplements thereto, the “Registration Statement”) as promptly as practicable and in no event later than June 1, 2017. Parent and the Company each shall use their reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement, and to promptly thereafter mail the Proxy/Prospectus to the stockholders of the Company. Parent shall also use its reasonable best efforts to satisfy, prior to the effective date of the Registration Statement, all necessary state securities Law or “blue sky” notice requirements in connection with the Merger and to consummate the other transactions contemplated by this Agreement.

(b) Parent shall prepare and submit to the AMF for review and comment a draft securities transaction document (note d’opération), in the French language (together with any amendments thereof or supplements thereto, the “Securities Note”), relating to the Merger, the listing of the ADSs on NASDAQ, the issuance of the Merger Consideration and the resulting exchange of shares of the Company for ADSs, the related Requisite Parent Vote and any other relevant matter related to the transactions contemplated hereby, at the same time or as soon as practicable, and in no event more than three Business Days, after the Proxy/Prospectus and Registration Statement have been filed with the SEC containing all relevant information required for securities note of the type in question under applicable French law and regulations (including in particular the AMF’s General Regulation (Règlement general)), and which shall be made available, in accordance with French legal requirements, to the shareholders of Parent no less than 35 days before the Parent Shareholders’ Meeting (and, to the extent required or customary, final convening notices mailed to registered holders subsequent thereto). The information contained in the Securities Note shall, in all material respects, be consistent with the information contained in the Proxy/Prospectus and the Registration Statement, and shall contain all material information related to the Parent Requisite Vote and any other decisions submitted for shareholder authorization and approval. Parent shall use its reasonable best efforts to respond promptly to comments from the AMF (and Company shall provide Parent with all information reasonably requested to that effect), and to otherwise obtain the approval (visa) of the AMF on Securities Note, which Parent shall request be done concurrently with or as close in time as possible after the time at which the Registration Statement is declared effective. On or about the same date on which the Securities Note receives a visa from the AMF, Parent shall (i) publish the Securities Note, and (ii) convene the Parent Shareholders’ Meeting.

(c) Each of the Company and Parent shall promptly notify the other of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement, the Proxy/Prospectus, the Form F-6 or for additional information and shall promptly provide to the other copies of all correspondence between it and/or any of its Representatives and the SEC with respect to the Registration Statement, Proxy/Prospectus or Form F-6.

(d) The Company and Parent will cause the Proxy/Prospectus and Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Parent will cause the Form F-6 and the Securities Note to comply as to form in all material respects with applicable provisions of the Securities Act and the rules and regulations thereunder, in the case of the Form F-6, and with applicable Law in the case of the Securities Note.

(e) Each of Parent and the Company will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy/Prospectus, the Securities Note, the Registration Statement, the Form F-6 and other documents related to the Company Stockholders Meeting, the Parent Shareholders Meeting, the issuance of the ADSs and the underlying Parent Ordinary Shares in connection with the Merger and the By-Law Amendments, prior to filing such documents with the applicable Governmental Entity and mailing or making available such documents to the Company’s and Parent’s stockholders/ shareholders, as applicable. Each Party will consider in good faith all comments reasonably and promptly proposed by the other Party or its legal counsel with respect to the Proxy/Prospectus, the Securities Note, the Registration Statement, the Form F-6 and such other documents related to the Company Stockholders Meeting, the Parent Shareholders Meeting or the issuance of the Parent Ordinary Shares and ADSs in respect of the Merger, and each agrees that all information relating to Parent and its Subsidiaries included in the Proxy/Prospectus, the Securities Note, the Form F-6 and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy/Prospectus, the Securities Note, the Form F-6 and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably.

6.4. Stockholders/Shareholders Meetings.

(a) The Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene the Company Stockholders Meeting as promptly as practicable after (but in any event no less than 35 days after) the later to occur of (i) the Registration Statement is declared effective and (ii) the Securities Note has received the visa of the AMF, to consider and vote upon the adoption of this Agreement and to cause such vote to be taken.

(b) Parent will take, in accordance with applicable Law and its statuts (by-laws), all action necessary to convene the Parent Shareholders Meeting as promptly as practicable after (but in any event no less than 35 days after) the later to occur of (i) the Registration Statement is declared effective and (ii) the Securities Note has received the visa of the AMF, to consider and vote upon the approval of the issuance of Parent Ordinary Shares in connection with the Merger, the ADSs representing such shares and the By-Law Amendments, and to cause such vote to be taken; provided that Parent, in reasonable consultation with the Company, may adjourn or postpone the Parent Shareholders Meeting to a later date to the extent Parent believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Securities Note is provided to the holders of Parent Ordinary Shares within a reasonable amount of time in advance of the Parent Shareholders Meeting or (ii) to otherwise comply with applicable Law.

(c) Unless the Company Board has effected a Change of Recommendation in accordance with Section 6.2, the Company Board shall include the Company Recommendation in the Proxy/Prospectus, and Parent shall include the Parent Recommendation in the Securities Note. Unless a Change of Recommendation has been effected pursuant to Section 6.2, each of the Company and Parent shall use reasonable best efforts to solicit proxies to obtain the Requisite Company Vote and the Requisite Parent Vote. The Company and Parent shall cooperate to schedule and use reasonable best efforts to convene such meetings on the same date and time (or, if such meetings cannot be held on the same date for any reason, then on such dates as close as possible). The Company agrees (i) to provide Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing periodic voting reports) and (ii) to give written notice to Parent one day prior to the Company Stockholders Meeting, and on the day of, but prior to the Company Stockholders, indicating whether as of such date sufficient proxies representing the Requisite Company Vote appear to have been obtained. Notwithstanding the foregoing, if, on a date that is one Business Day prior to the date the Company Stockholders Meeting is scheduled (in either case, the “Original Date”), (A) the Company has not received proxies representing the Requisite Company, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy/Prospectus is delivered, the Company shall, postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting as long as the date of the Company Stockholders Meeting is not postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of twenty days from the Original Date in reliance on the preceding sentence.

(d) Without limiting the generality of the foregoing, each Party agrees that its obligations to hold the Company Stockholders Meeting or Parent Shareholders Meeting, as applicable, pursuant to this Section 6.4 shall not be affected by the making of a Change of Recommendation by the board of directors of the other Party, and its obligations pursuant to this Section 6.4 shall not be affected by the commencement of or announcement or disclosure of or communication to the other Party of any Acquisition Proposal, and further, that it shall not take action to terminate this Agreement on the grounds that such Acquisition Proposal is a Superior Proposal unless and until such time as such Party may terminate this Agreement pursuant to and in accordance with Section 8.1.

6.5. Cooperation; Efforts to Consummate.

(a) Subject to the terms and conditions of this Agreement (including this Section 6.5), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date) and to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing promptly all documentation to effect all necessary notices, notifications, petitions, applications, reports and other filings, (ii) obtain as promptly as reasonably practicable (and in any event no later than the Outside Date) all consents, clearances, registrations, approvals, expirations or terminations of waiting periods, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement and (iv) if agreed to by Parent and the Company, acting jointly and in good faith, obtain all necessary consents, approvals or waivers from third parties. This Section 6.5(a) shall not apply to compliance with Antitrust Laws, which is addressed in clauses (b) – (d) below.

(b) Each Party (including on behalf of their respective Subsidiaries) agrees (i) to make appropriate submissions and filings of notification and report forms pursuant to the HSR Act, and, if required, any other Antitrust Law with respect to the Merger as promptly as practicable and in any event by February 1, 2017, unless the Parties agree in writing otherwise, and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Antitrust Entity pursuant to the HSR Act or any other Antitrust Law and use its best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 6.5 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and to obtain the required approval or clearance pursuant to any other applicable Antitrust Law as soon as reasonably practicable (and in any event no later than the Outside Date).

(c) Each Party shall use (and shall cause their respective Subsidiaries to use) its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Merger or the other transactions contemplated by this Agreement, including any proceeding initiated by a private party, (ii) promptly inform the other Parties of (and supply to the other Parties) any material communication received by such Party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Merger or any of the other transactions contemplated by this Agreement, (iii) permit the other Party to review in advance and give reasonable consideration to the other Party’s comments in any material communication to be given by it to any Governmental Antitrust Entity with respect to obtaining any clearances required under any Antitrust Law in connection with the Merger or the other transactions contemplated by this Agreement and (iv) to the extent reasonably practicable, consult with the other Party in advance of any meeting or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, in each case to the extent such meeting or teleconference is expected to involve substantive discussions regarding any required approvals, litigation or other material aspects of the transactions contemplated by this Agreement, and, to the extent not prohibited by the Governmental Entity or other Person, give the other Party the opportunity to attend and participate in such meetings and teleconferences. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.5 in a manner so as to preserve the applicable privilege.

(d) Parent (including on behalf of its Subsidiaries) will not extend any waiting period or comparable period under the HSR Act, EU Merger Regulation or any other Antitrust Law or enter into any agreement with any Governmental Entity not to consummate the Merger, except with the prior written consent of the Company. Nothing in this Agreement shall (i) require Parent to, or permit the Company to, (A) propose or accept the sale, divestiture, disposition or holding separate of any assets or businesses of itself or any of its Affiliates (or otherwise take any action that limits the freedom of action with respect to, or its ability to retain, any of its businesses, product lines, or assets or those of its affiliates) in order to avoid the entry of or to effect the dissolution of any injunction or other order (whether temporary, preliminary or permanent), which would otherwise have the effect of preventing or delaying the consummation of the Merger; or (B) propose or accept the imposition of conditions; or (ii) require Parent to (A) expend money to a third party in exchange for any consent of any Governmental Entity; or (B) initiate or defend any Legal Proceeding relating to the Transactions.

6.6. Status. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement.

6.7. Information; Access and Reports.

(a) Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon reasonable request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders/shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy/Prospectus, the Securities Note, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by the other Party, afford the other’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of such Party’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested. In addition, the Company will, and will cause its Subsidiaries to, furnish such information as Parent may reasonably request in connection with Parent’s discussion with its lenders in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 6.7 shall require or be construed to require either the Company or Parent to allow the other Party or its representatives to perform any invasive on-site procedures (including any invasive on-site study) with respect to any real property of the Company or Parent (as applicable) or their respective Subsidiaries.

(b) The foregoing provisions of this Section 6.7 shall not require and shall not be construed to require either the Company or Parent to permit any access to any of its (or any of its Subsidiaries’) officers, employees, agents, contracts, books or records, or its (or any of its Subsidiaries’) properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Parent (as applicable) would (i) unreasonably disrupt the operations of such Party or any of its Subsidiaries, (ii) violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iii) result in a violation of applicable Laws, (iv) waive the protection of any attorney-client or similar privilege or (v) result in the disclosure of any personal information that would expose the Company or Parent to the risk of liability (contractual or legal) under applicable Law. In the event that Parent or the Company objects to any request submitted pursuant to and in accordance with this Section 6.7 and withholds information on the basis of the foregoing clauses (i) through (v), the Company or the Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or confidentiality restriction or jeopardizing such privilege. Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside counsel of the recipient or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement executed by the Company and Parent. All requests for information made pursuant to this Section 6.7 shall be directed to the executive officer or other Person designated by the Company or Parent. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c) No exchange of information or investigation by Parent or its representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

(d) To the extent that any of the information or material furnished pursuant to this Section 6.7 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and under the joint defense doctrine.

6.8. Establishment of ADR Facility; Stock Exchange Listing and Delisting; Deregistration.

(a) Parent shall cause a sponsored ADR facility (the “ADR Facility”) to be established with the Depositary Bank for the purpose of issuing the ADSs, including specifically and without limitation entering into a customary deposit agreement (the “Deposit Agreement”) with the Depositary Bank establishing the ADR Facility, to be effective as of the Effective Time, and filing with the SEC the Form F-6 Registration Statement (the “Form F-6”). Parent shall give the Company a reasonable opportunity to review the Depositary Agreement and shall consider in good faith the comments of the Company on the Deposit Agreement. In any event, subject to the prior sentence and applicable Law, the Depositary Agreement shall (i) provide (A) that each ADS under the ADR Facility shall represent and be exchangeable for one Parent Ordinary Share, ranking pari passu with all other Parent Ordinary Shares outstanding at Closing including in respect of any entitlement to dividends or other distributions declared, paid or made after Closing (but subject to the final sentence of Section 3.3), (B) for customary provisions for the voting by the Depositary Bank of all such Parent Ordinary Shares as instructed by the holders of the ADSs, (C) for the issuance, at the request of a holder, of either certificated or uncertificated ADRs, (D) subject to the limitations provided for in General Instruction I.A.1 of SEC

Form F-6, that holders of ADSs shall have the right at any time to exchange their ADSs for the underlying Parent Ordinary Shares, and (E) that the Parent Ordinary Shares held by the French Custodian for the ADR Facility shall be held by Parent for the benefit of the Depositary Bank; (ii) require the Depositary Bank to forward voting instructions and other shareholder communications (including notices, reports and proxy solicitation materials) to the registered holders of ADSs promptly following its receipt of such materials, (iii) include customary provisions for the distribution to holders of ADSs of dividends, other distributions or the rights to participate in any rights offerings in each case received by the Depositary Bank from Parent (or in certain cases, the U.S. dollars available to the Depositary Bank from the net proceeds of the sale of the foregoing) and (iv) not permit (A) except as required by applicable Law, any amendment that prejudices any right of ADS holders without giving at least 30 days’ notice to the holders of the outstanding ADSs, or (B) any termination by Parent or the Depositary Bank on less than 30 days’ written notice to ADS holders. At or prior to the Effective Time, Parent shall cause the Depositary Bank to issue a number of ADSs sufficient to constitute the Merger Consideration. The Company shall use commercially reasonable efforts to cause the ADSs to be eligible for settlement through the Depository Trust Company.

(b) Parent shall use reasonable best efforts to cause the Form F-6 to become effective under the Securities Act as promptly as practicable after it is filed with the SEC. As promptly as practicable after the establishment of the ADR Facility, Parent shall use its reasonable best efforts to cause the ADSs to be issued in connection with the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance. In addition, Parent will use its reasonable best efforts to cause the Parent Ordinary Shares underlying the ADSs to be approved for listing on Euronext Paris, subject to official notice of issuance.

(c) To the extent requested by Parent, prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NASDAQ and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

6.9. Publicity. Except (a) communications consistent with the final form of joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger, (b) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or (c) in connection with any Change of Recommendation pursuant to Section 6.2, the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or other public written communications or otherwise making planned public statements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including NASDAQ or Euronext Paris) with respect thereto.

6.10. Employee Benefits.

(a) Parent agrees that the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or its Subsidiaries (collectively, the “Continuing Employees”) shall receive, for a period of twelve months following the Closing Date, salaries, annual bonus opportunities and employee benefits (other than benefits under an equity compensation plan) that are substantially comparable in the aggregate to those provided by the Company immediately prior to Effective Time. Without limiting the immediately preceding sentence, Parent shall, and Parent shall cause the Company to, provide to each Continuing Employee whose employment terminates during the twelve month period following the Closing Date with severance benefits at least equal to the severance benefits for which such Continuing Employee would have been eligible either under the Company’s severance policy set forth in Section 6.10(a) of the Company Disclosure Letter (taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities)) or under an applicable employment, severance or similar agreement set forth on Section 4.2(i)(i) of the Company Disclosure Letter.

(b) With respect to the Benefit Plans of Parent in which the Continuing Employees become eligible to participate after the Effective Time, Parent shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to, with respect to each Benefit Plan of Parent that is a medical or health plan, (i) waive any exclusions for pre-existing conditions under such Benefit Plan of Parent that would result in a lack of coverage for any condition for which the applicable Continuing Employee would have been entitled to coverage under the Benefit Plan of the Company in which such Continuing Employee was an active participant immediately prior to becoming eligible to participate in the Benefit Plan of Parent, (ii) waive any waiting period under such Benefit Plan of Parent, to the extent that a Continuing Employee satisfied a waiting period under the similar Benefit Plan of the Company in which such Continuing Employee was an active participant immediately prior to becoming eligible to participate in the Benefit Plan of Parent (after taking into account the service credit provided for herein for purposes of satisfying such waiting period), and (iii) provide each Continuing Employee with credit for any co-payments and deductibles paid by such Continuing Employee under the similar Benefit Plan of the Company in which such Continuing Employee was an active participant immediately prior to becoming eligible to participate in the Benefit Plan of Parent (but only to the same extent such credit was given under such Benefit Plan of the Company) in satisfying any applicable deductible or out-of-pocket requirements under such Benefit Plan of Parent for the plan year in which the Continuing Employee becomes eligible to participate in such Benefit Plan of Parent.

(c) With respect to each Benefit Plan of Parent, in which any Continuing Employee becomes eligible to participate after the Effective Time, Parent shall, or shall cause its Subsidiaries to, recognize service of the Continuing Employees with the Company and its Subsidiaries (or their respective predecessors) for purposes of (i) eligibility to participate and vesting credit, and (ii) solely with respect to vacation, paid time off and severance benefits, determining level of benefits; provided, that such service shall not be recognized for purposes of any defined benefit pension plan. Such service credit shall be recognized only to the extent that such service was recognized for that purpose under the similar Benefit Plan of the Company prior to such Continuing Employees becoming eligible to participate in each such Benefit Plan of Parent or to the extent required by applicable Laws; provided, however, that the foregoing shall not apply to the extent it would result in duplication of benefits.

(d) Nothing contained in this Agreement is intended to, nor shall it (i) be treated as an amendment of any particular Benefit Plan or Benefit Plan of the Company or Parent, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their Benefit Plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, or any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any Benefit Plan that Parent, the Surviving Corporation or any of their Affiliates may maintain.

6.11. Certain Tax Matters.

(a) Notwithstanding any other provision in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the contrary, none of the Parties shall (and each Party shall cause its respective Subsidiaries not to) knowingly take any action that would reasonably be expected to (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) result in gain being recognized pursuant to Section 367(a)(1) of the Code by Persons who are stockholders of the Company immediately prior to the Effective Time (other than any such stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), (iii) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Merger or (iv) cause the Company to be treated as an “expatriated entity” within the meaning of Section 7874(a)(2) of the Code as a result of the Merger. Parties agree to use reasonable best efforts to file all required information with its Tax Returns and maintain all records required for Tax purposes, including, if applicable, the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6).

(b) To the extent permitted under applicable Tax Law, each Party will report the Merger as a reorganization for all Tax purposes, unless otherwise required by a determination as defined in Section 1313 of the Code (or any similar provision of Tax Law), it being understood that for French Law purposes, it is intended that the Merger shall be treated as an exchange of the outstanding capital stock of the Company for shares of Parent’s capital stock. To the extent required by Tax Law, each Party will comply with the reporting requirements of Treasury Regulation Section 1.368-3.

(c) Prior to the Closing Date, the Company shall deliver to Parent a duly executed certificate, dated not more than thirty (30) days prior to the Closing Date, certifying that (A) the Company is not and in the preceding five-year period has never been a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the Treasury Regulations promulgated thereunder and (B) none of the Company Common Stock constitutes a “United States real property interest” as defined in Section 897(c) of the Code and the Treasury Regulations promulgated thereunder, which certificate shall be in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and that is reasonably acceptable to Parent.

(d) Parent represents and covenants that at the Effective Time, Parent is not expected to be a passive foreign investment company, within the meaning of Section 1297 of the Code, for its 2017 taxable year.

6.12. Expenses. Except as otherwise provided in Section 8.2(b) or Section 8.2(c), whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger and the other transactions contemplated by this Agreement, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that expenses (including accountants’ and attorneys’ fees) incurred in connection with (i) the filing fee in connection with the HSR Act, any other Antitrust Law, the Registration Statement and the Securities Note, (ii) the listing fees for the listing of ADSs on NASDAQ and the listing of the underlying Parent Ordinary Shares on Euronext Paris in connection with the Merger, and (iii) the preparation, printing and mailing of the Proxy/Prospectus, the Securities Note and the Registration Statement, shall be split equally by the Company and the Parent, and, following the Effective Time, the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in Article III.

6.13. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless to the fullest extent the Company would be permitted to do so under applicable Law (and Parent and the Surviving Corporation shall also advance expenses as incurred, to the fullest extent that the Company would have been permitted under Delaware law and the Company’s certificate of incorporation as of the date of this Agreement, to) each present and former director and officer of the Company and its Subsidiaries (collectively, in each case, the “Indemnified Parties” and each an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such Persons at the request of the Company at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall Parent or the Surviving Corporation be required to pay aggregate premiums in excess of $350,000; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.13.

(d) The provisions of this Section 6.13 are intended to be for the benefit of, and from and after the Effective Time shall be specifically enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 6.13. The rights of the Indemnified Parties under this Section 6.13 are in addition to any rights such Indemnified Parties may have under the certificate of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation, bylaws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall survive the Merger and the other transactions contemplated by this Agreement unchanged and, for a period of six years after the Effective Time, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

6.14. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and the Parent Board and the Company Board, respectively, shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.15. Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board, or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the fullest extent permitted by applicable Laws.

6.16. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any litigation brought by or on behalf of the Company’s stockholders against the Company or the Company Board (or directors thereof) relating to the Merger and the other transactions contemplated by this Agreement; provided, that the Company shall in any event control such defense and the disclosure of information in connection therewith shall be subject to the provisions of Section 6.7, including regarding attorney-client privilege or other applicable legal privilege; provided, further, that the Company shall not settle any such litigation without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

6.17. Transition Planning.

(a) Subject to applicable Law and any guidance or requirements by Governmental Entity, Parent and the Company shall discuss in good faith and cooperate with respect to transition and integration matters relating to the Merger, including the planning and preparing for the implementation thereof. Promptly following the date hereof, Parent and the Company will each designate one or more persons to a working committee for the purpose of discussing, planning and implementing transition and integration matters which will have a consultative role, and which will be in existence until the earlier of the termination hereof and the Effective Time.

(b) Subject to applicable Law, any guidance or requirements by Governmental Entity and Section 6.7(b), Parent and the Company agree to use commercially reasonable efforts to provide each other with updates and developments, once during a fiscal quarter, with respect to such Party’s capital expenditure plans and material growth projects.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by holders of shares of Company Common Stock.

(b) Parent Shareholder Approval. The Requisite Parent Vote shall have been obtained authorizing and approving (A) the issuance of the Parent Ordinary Shares in connection with the Merger pursuant to Article L.225-148 of the French Commercial Code, and (B) the approval of the By-Law Amendments.

(c) Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and the required approval or clearance pursuant to any other applicable Antitrust Law shall have been received.

(d) Laws or Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any injunction (whether temporary, preliminary or permanent) that is in effect and enjoins, makes illegal or otherwise prohibits consummation of the Merger (collectively, an “Order”).

(e) Registration Statement and Form F-6. The Registration Statement and Form F-6 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement or the Form F-6 shall have been issued and remain in effect, and no proceedings for that purpose shall have commenced by the SEC, unless subsequently withdrawn.

(f) Securities Note. The Securities Note shall have received the visa of the AMF.

(g) Listing. (i) Euronext Paris shall have approved the listing of Parent Ordinary Shares to be issued as part of the transactions contemplated by this Agreement and (ii) the ADSs issuable to the Company stockholders in accordance with this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

7.2. Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Section 4.2, after giving effect to Section 4.1, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, no Change has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Notwithstanding the foregoing, if the Registration Statement shall not have been filed for the first time with the SEC on or prior to June 1, 2017, then the conditions set forth in Section 7.2(a) (solely as it relates to the Company’s representation and warranty set forth in Section 4.2(g)(ii) of this Agreement) and Section 7.2(d) shall no longer be conditions to the obligations of Parent and Merger Sub to effect the Merger.

7.3. Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Section 4.2, after giving effect to Section 4.1, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and the representations and warranties of Merger Sub set forth in Section 5.1 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Governance Agreement. The Governance Agreement shall not have been terminated and shall be in effect as of immediately prior to the Effective Time.

(d) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(e) have been satisfied.

(e) Tax Opinion. The Company shall have received an opinion of its counsel, Pepper Hamilton LLP, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(f) No Material Adverse Effect. Since the date of this Agreement, no Change has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

7.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s (or (a) in the case of Parent, Merger Sub’s, and (b) in the case of Merger Sub, Parent’s) failure to perform any of its obligations under this Agreement.

ARTICLE VIII

Termination

8.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company or Parent (as applicable):

(a) by mutual written consent of the Company and Parent;

(b) by either Parent or the Company, if the Merger shall not have been consummated by 5:00 p.m., Eastern Time on December 31, 2017 (as such date may be extended from time to time by the mutual written consent of the Company and Parent, the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party if the failure of such Party (or, in the case of Parent, also of either Merger Sub or any Shareholder (as such term is defined in the Governance Agreement), as applicable), to perform any of its or their respective, as applicable, obligations under this Agreement or under Sections 8 or 9 of the Governance Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before the Outside Date;

(c) by either Parent or the Company, if the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;

(d) by either the Company or Parent, if the Requisite Parent Vote shall not have been obtained at the Parent Shareholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;

(e) by either Parent or the Company, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to any Party if the failure of such Party (and in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in the issuance of, such Order;

(f) (i) by Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in each case such that the conditions in Section 7.2(a) or Section 7.2(b) would not be satisfied as a result of such breach or failure to be true and correct (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) forty days after the giving of notice thereof by Parent to the Company or (y) the Outside Date), or (ii) by the Company, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in each case such that the conditions in Section 7.3(a) or Section 7.3(b) would not be satisfied as a result of such breach or failure to be true and correct (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) forty days after the giving of notice thereof by the Company to the breaching Party or (y) the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(f) shall not be available to (A) Parent or Merger Sub, if (1) Parent or Merger Sub is then in breach of this Agreement, or (2) any Shareholder (as such term is defined in the Governance Agreement) is then in breach of Sections 8 or 9 of the Governance Agreement, or (B) the Company, if the Company is then in breach of this Agreement, it being understood that, in each of clauses (A) and (B), when termination is sought for a breach of the covenants contained in Section 6.4(d), no such termination shall be available to a Party if such Party is in breach of the covenants contained in Section 6.3;

(g) by Parent, prior to the time the Requisite Company Vote is obtained, if the Company Board shall have (i) failed to include the Company Recommendation in the Proxy/Prospectus that is mailed by the Company to the stockholders of the Company; (ii) made a Change of Recommendation; or (iii) failed to recommend, within ten Business Days after the commencement (pursuant to Section 14(d) of the Exchange Act) of a tender or exchange offer for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), against acceptance of such tender offer or exchange offer by its stockholders; or

(h) by the Company, at any time prior to the receipt of the Requisite Company Vote, in order to enter into any Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.2(e), provided that the Company shall (A) have complied with Section 6.2 in all material respects and (B) enter into an Alternative Acquisition Agreement providing for such Superior Proposal concurrently with or immediately following such termination.

8.2. Effect of Termination and Abandonment.

(a) Except to the extent provided in Section 8.2(b) and Section 8.2(c), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything to the contrary in this Agreement, (i) no such termination shall relieve any Party of any liability or damages to the other Parties resulting from any Willful Breach of this Agreement prior to such termination and (ii) the provisions set forth in this Section 8.2 and the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) by either Party pursuant to Section 8.1(b) [Outside Date] or Section 8.1(c) [Requisite Company Vote Not Obtained], or by Parent pursuant to Section 8.1(f)(i) [Company Breach] as a result of any breach by the Company of its covenants and agreements (other than Section 6.4) set forth in this Agreement, and,

(A) an Acquisition Proposal involving the Company shall have been received by the Company prior to such termination (in the case of a termination pursuant to Section 8.1(b) or Section 8.1(f)(i)) or prior to the date of the Company Stockholders Meeting (in the case of a termination pursuant to Section 8.1(c)), and

(B) within 12 months after such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement to consummate an Acquisition Proposal, and such Acquisition Proposal is thereafter consummated (whether within or after such 12-month period), or (2) an Acquisition Proposal is otherwise consummated with respect to the Company or any of its Subsidiaries within 12 months of such termination (with “50%” being substituted in lieu of “20%” in each instance thereof in the definition of “Acquisition Proposal” for this purpose), then concurrently with such consummation, or

(ii) by Parent pursuant to Section 8.1(f)(i) [Company Breach] as a result of the Company’s breach of the covenants set forth in Section 6.4, then promptly, but in no event later than two Business Days after the date of such termination, or

(iii) by Parent pursuant to Section 8.1(g) [Failure to Include Company Recommendation; Change of Recommendation; Failure to Recommend Against Tender or Exchange Offer], then promptly, but in no event later than two Business Days after the date of such termination, or

(iv) by the Company pursuant to Section 8.1(h) [Superior Proposal], then concurrently with such termination (any purported termination by the Company pursuant to Section 8.1(h) without the payment of the Termination Fee pursuant to this Section 8.2(b)(iv) shall be null and void), or

(v) by Parent or the Company pursuant to Section 8.1(c) [Requisite Company Vote Not Obtained], then, promptly, but in no event later than two Business Days after the date of such termination,

the Company shall, (x) in the case of Section 8.2(b)(i), Section 8.2(b)(ii), Section 8.2(b)(iii) or Section 8.2(b)(iv), pay to Parent a termination fee of $5,000,000 (the “Company Termination Fee”) less the amount of any reimbursements paid pursuant to the succeeding clause (y) of this paragraph, in each case by wire transfer of immediately available funds to an account designated in writing by Parent and further, (y) in the case of Section 8.2(b)(v), the Company shall pay all of the reasonable and documented out-of-pocket expenses incurred by Parent or Merger Sub in connection with this Agreement and the Governance Agreement and the transactions contemplated by this Agreement and the Governance Agreement, in an amount not to exceed $2,500,000; provided, however, that no fees or expenses shall be payable by the Company pursuant to this sentence if (A) the Agreement is terminated pursuant to Section 8.1(c) and (B) following foreclosure upon (or the exercise of voting rights by the pledgee with respect to) any shares of Company Common Stock pledged by Parent or any Shareholder (as such term is defined in the Governance Agreement), such pledged shares are not voted in favor of the Merger and, had such pledged shares been voted in favor, the Merger would have been approved. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion. If the Company is required to withhold or deduct any amount for or on account of U.S. federal income Taxes under Section 881(a) of the Code from a Company Payment, the Company will remit the full amount so withheld or deducted to the applicable Governmental Entity and will provide proof of payment to Parent.

(c) In the event that this Agreement is terminated:

(i) by the Company pursuant to Section 8.1(d) [Requisite Parent Vote Not Obtained], then promptly, but in no event later than two Business Days after the date of such termination, or

(ii) by the Company pursuant to Section 8.1(f)(ii) [Parent Breach] as a result of Parent’s breach of the covenants set forth in Section 6.4, then promptly, but in no event later than two Business Days after the date of such termination,

Parent shall pay to the Company a termination fee of $5,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by the Company. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. If Parent is required to withhold or deduct any amount for or on account of Taxes from a Parent Termination Fee, Parent will remit the full amount so withheld or deducted to the applicable Governmental Entity and will provide proof of payment to the Company.

(d) The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Parties would not enter into this Agreement. Accordingly, if either the Company or Parent fails to promptly pay any amount due pursuant to Section 8.2(b) or Section 8.2(c), and, in order to obtain such payment, the other Party commences a suit that results in a judgment against the Company or Parent (as applicable) for the amount set forth in Section 8.2(b) or Section 8.2(c) or any portion thereof, the Company or Parent (as applicable) shall pay to the other Party costs and expenses (including attorneys’ fees) incurred by such Party and its Affiliates in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the Parties hereby acknowledge that in the event that the Company Termination Fee or Parent Termination Fee becomes payable by, and is paid by, the Company, or becomes payable by, and is paid by, Parent, such fee shall be Parent’s and its Subsidiaries’ and Affiliates’ sole and exclusive remedy for any loss, cost, liability or expense relating to or arising out of this Agreement and the transactions contemplated by this Agreement; provided, however, no such payment shall relieve the Company of any liability or damages to the other Parties resulting from any Willful Breach by the Company of this Agreement.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article II, Article III, Section 6.11 [Taxation], Section 6.12 [Expenses], and Section 6.13 [Indemnification; Directors’ and Officers’ Insurance], shall survive the consummation of the Merger. This Article IX, Section 6.12 [Expenses], Section 8.2 [Effect of Termination and Abandonment] and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Amendment; Waiver. Subject to the provisions of applicable Laws and the provisions of Section 6.13 [Indemnification; Directors’ and Officers’ Insurance], at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective. At any time at or after the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver has been approved by a Supermajority Vote of the Board of Parent (in each case as such terms are defined in the Governance Agreement). The conditions to each of the respective parties’ obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

9.4. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION; PROVIDED, HOWEVER, THE MATTERS RELATING TO THE FIDUCIARY DUTIES OF BOARD OF PARENT (INCLUDING THOSE CONTEMPLATED BY SECTION 6.2) SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF FRANCE.

(b) Each of the Parties agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware (or if such court declines to accept jurisdiction over a particular matter, any state or Federal court located within the State of Delaware) (the “Chosen Courts”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4(c).

9.5. Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Merger and the other transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

9.6. Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any Party to the other Parties shall be in writing and deemed given when (a) served by personal delivery upon the Party for whom it is intended, (b) sent by an internationally recognized overnight courier service upon the Party for whom it is intended, or (c) sent by email, provided that the transmission of the email is promptly confirmed by telephone:

If to Parent or Merger Sub:

Orchestra-Prémaman S.A.

Attention: Pierre Mestre

Telephone:

E-mail: pmestre@orchestra-premaman.com

With a copy (which shall not constitute notice) to:

Jones Day

250 Vesey Street

New York, New York 10281

Attention: Jeffrey Symons

Telephone: (212) 326-3838

E-mail: jsymons@jonesday.com

And a copy (which shall not constitute notice) to:

Moelis & Company

Condor House

10 St Paul’s Churchyard

London, EC4M 8AL

Attention: Benoit Renon

Telephone: 44 (0) 207 634 3580

Email: benoit.renon@moelis.com

If to the Company:

Destination Maternity Corporation

Attention: Ronald J. Masciantonio

Telephone: (856) 291-9900

E-mail: rmasciantonio@DestinationMaternity.com

With a copy (which shall not constitute notice) to:

Pepper Hamilton LLP

3000 Two Logan Square

Philadelphia, PA 19103

Attention: Barry M. Abelson

Telephone: (215) 981-4282

E-mail: abelsonb@pepperlaw.com

And a copy (which shall not constitute notice) to:

Bredin Prat

53, Quai d’Orsay

75007 Paris, France

Attention: Kate Romain

Telephone: 33 (1) 44 35 35 35

Email: kateromain@bredinprat.com

or to such other Person or addressees as has been designated in writing by the party to receive such notice provided above.

9.7. Definitions.

(a) For purposes of this Agreement, the following capitalized terms (including, with correlative meaning, their singular and plural variations) shall have the following meanings:

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest relating to (i) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or Parent, as applicable or any of their respective Subsidiaries or (ii) any acquisition by any Person or group or any disposition by a Party or any of its Subsidiaries that, in each case of (i) or (ii), if consummated would result in any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of the Company or Parent, as applicable, or assets (it being understood that assets include equity securities of Subsidiaries) representing 20% or more of the consolidated net revenues, net income or consolidated assets of the Company or Parent, as applicable, or any combination of the foregoing transactions, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“AMF” means the Autorité des Marchés Financiers, and any successor agency or agencies.

“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the EU Merger Regulation, and other regulatory Laws and all other Federal, state, provincial or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, public utility or trade regulation Laws, that are designed or intended (i) to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, price discrimination or lessening competition through merger or acquisition, or (ii) to regulate public utilities.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or Parent or any of their respective ERISA Affiliates, as applicable. Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of ERISA (whether or not subject to ERISA), employment, excess benefit, consulting, retirement, severance, salary continuation, termination or change in control agreements, deferred compensation, loan, incentive, bonus, stock purchase, stock ownership, stock option, stock appreciation right, supplemental retirement, pension, profit sharing, insurance, health, life, disability, group insurance, vacation, holiday, fringe or other benefits or remuneration of any kind (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow, or similar agreement related thereto, whether or not funded.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks in the City of New York or in Paris, France are required or authorized by Law to remain closed.

“By-Law Amendments” means the amended version of the statuts (by-laws) of Parent in the same form as the statuts in effect on the date of this Agreement, except that Title II, Article 6 of the statuts would be updated to reflect the number of Parent Ordinary Shares issued and outstanding immediately following the Effective Time.

“Change” means any change, effect, event, occurrence or development.

“Company Credit Facilities” means the Company’s credit facilities pursuant to (i) Term Loan Credit Agreement dated March 25, 2016, among the Company and Cave Springs, Inc., as Borrowers, Mothers Work Canada, Inc. and DM Urban Renewal, LLC, as Guarantors, each lender from time to time party hereto, Wells Fargo Bank, National Association, as Administrative Agent, Joint Lead Arranger and Sole Bookrunner, and TPG Specialty Lending, Inc., as Joint Lead Arranger and Documentation Agent (as amended from time to time, the “Term Loan Agreement”); (ii) the Amended and Restated Credit Agreement, dated March 25, 2016, among the Company and Cave Springs, Inc., as Borrowers, Mothers Work Canada, Inc. and DM Urban Renewal, LLC, as Guarantors, each lender from time to time party hereto and Wells Fargo Bank, National Association, as Administrative Agent and Swing Line Lender and Letter of Credit Issuer (the “Amended and Restated Credit Agreement”); and (iii) the Master Lease, dated September 30, 2014, among the Company and Wells Fargo Equipment Finance, Inc. (as supplemented and amended from time to time).

“Company Debt Consent” means, collectively, (i) the Consent and Amendment No. 1 to the Term Loan Agreement, dated as of December 19, 2016, by and among Wells Fargo Bank, National Association, a national banking association, in its capacity as agent pursuant to the Term Loan Agreement for the lenders party thereto, TPG Specialty Lending, Inc., as Joint Lead Arranger and Documentation Agent pursuant to the Term Loan Agreement, the lenders which are parties to the Term Loan Agreement as lenders, the Company, and the guarantors which are parties to the Term Loan Agreement as guarantors, (ii) the Consent and Amendment No. 1 to the Amended and Restated Credit Agreement, dated as of December 19, 2016, by and among Wells Fargo Bank, National Association, a national banking association, in its capacity as agent pursuant to the Amended and Restated Credit Agreement for the lenders party thereto, the lenders which are parties to the Amended and Restated Credit Agreement as lenders, the Company, and the guarantors which are parties to the Amended and Restated Credit Agreement as guarantors and (iii) the Consent, dated December 12, 2016, from Wells Fargo Equipment Finance, Inc. in respect of the Master Lease Number 426197 dated as of September 30, 2014 between the Company and Wells Fargo Equipment Finance, Inc.

“Company Payments” means the Company Termination Fee and any expense reimbursement paid by the Company pursuant to Section 8.2(b).

“control” (including the term “controlled by”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Employee” means any current or former employee, officer, director or independent contractor (who is a natural person) of the Company or Parent or any of their respective Subsidiaries, as applicable.

“Environmental Law” means any Law relating to: (i) the protection of the environment or health and safety, (ii) the manufacture, processing, distribution, treatment, transport, handling, management, use, presence, disposal, release or threatened release of any Materials of Environmental Concern; (iii) noise, odor, indoor air, employee or customer exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Materials of Environmental Concern; or (iv) chemicals in consumer products and consumer product safety, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§9601 et seq. sometimes referred to as “CERCLA”); the Federal Water Pollution Control Act, 33 U.S.C. §§1251 et seq; the Clean Air Act, 42 U.S.C. §§7401 et seq; the Resource Conservation and Recovery Act, 42 U.S.C. §§4901 et seq; the Safe Drinking Water Act, 42 U.S.C. §§300(f) et seq; the Toxic Substances Control Act, 15 U.S.C. §§2601 et seq; the Consumer Product Safety Improvement Act, 15 U.S.C. §§ 2051 et seq., the Emergency Planning and Community Right-to-Know Act of 1986; 42 U.S.C. §§110001 et seq; the Occupational Safety and Health Act of 1970, 29 U.S.C. §§651 et seq; and analogous state laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or Parent or any of their respective Subsidiaries, as applicable, or (ii) which together with the Company or Parent or any of their respective Subsidiaries, as applicable, is treated as a single employer under Section 414(t) of the Code.

“EU Merger Regulation” means Council Regulation 139/2004 of the European Union, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of Company Common Stock owned directly by Parent, Merger Sub or the Company, and in each case not held on behalf of third parties.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; or (vii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Intellectual Property” means all intellectual property (whether foreign, state or domestic, registered or unregistered), including: (i) patents and patent applications; (ii) trademarks, service marks, trade dress, logos, Internet domain names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof; (iii) copyrights, rights under copyrights and industrial designs, whether registered or unregistered, and any registrations and applications for registration thereof; (iv)

trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, designs, techniques, processes, methods, inventions, discoveries, software, algorithms and databases and the information contained therein, in each case, to the extent that it qualifies as a trade secret under applicable Law; and (v) all other intellectual property rights recognized by applicable Law.

“Knowledge” means (A) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 9.7(a) of the Company Disclosure Letter and (B) with respect to Parent or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 9.7(a) of the Parent Disclosure Letter, in each case, following reasonable inquiry.

“Liens” means all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same), except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions.

“Material Adverse Effect” with respect to Parent or, subject to Section 9.7(b) of the Company Disclosure Letter, the Company, means any Change that, individually or in the aggregate, (i) has a material adverse effect on the business, financial condition or results of operations of such Party and its Subsidiaries, in each case taken as a whole or (ii) would reasonably be expected to prevent or materially delay such Party and its Subsidiaries from consummating the Merger or the other transactions contemplated by this Agreement, but solely in the case of clause (i), excluding any Change to the extent resulting from the following:

(A) Changes in the U.S., French, European Union, foreign or worldwide economy in general, including as a result of changes in geopolitical conditions;

(B) Changes in the industry in which Parent or the Company (as applicable) conduct its business;

(C) Changes in the financial, debt, capital, credit or securities markets generally in the United States, France, European Union or elsewhere in the world, including changes in interest rates;

(D) any Change in stock price, trading volume or credit rating or any failure to meet internal or published analyst estimates or expectations of revenue, earnings or other financial performance or results of operations, or any failure to meet internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in each case, for any period; provided, however, Changes underlying such Changes or failures may be taken into account to the extent not otherwise excluded from the definition of Material Adverse Effect;

(E) Changes or prospective Changes resulting from any adoption, implementation, promulgation, repeal, modification, reinterpretation, change of enforcement or proposal of any rule, regulation, ordinance, order, protocol or any other law, legislative or political conditions or policy or practices of any Governmental Entity;

(F) Changes or prospective Changes in applicable accounting regulations or principles or interpretations or the enforcement thereof;

(G) acts of terrorism or outbreak or escalation of hostilities or war (whether declared or not declared) (or the worsening of any such conditions) or earthquakes, any weather-related or other natural disasters or acts of God;

(H) the execution, delivery, consummation or existence of this Agreement or the public announcement or pendency of the Merger, including any impact on relationships, contractual or otherwise, with customers, suppliers, distributors, lenders, partners or employees or any lawsuit, action or proceedings with respect to the Merger or any of the other transactions contemplated by this Agreement, or any action taken or requirements imposed by any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement;

(I) the performance by any Party of its obligations under this Agreement, including any action taken or omitted to be taken at the request or with the consent of the other Parties;

(J) any action taken or omitted to be taken by a Party (A) at the request of the other Parties, which action or omission is not required under the terms of this Agreement or (B) which action or omission is required to comply with the terms of this Agreement but for which the Party shall have requested the other Party’s consent to permit its non-compliance and such non-requesting Party shall not have granted such consent, or

(K) the creditworthiness or financial condition of any customer or other commercial counterparty of such Party or any of its Subsidiaries;

provided, that, with respect to clauses (A), (B), (C), (E) or (G), such Change will be taken into account in determining whether a Material Adverse Effect has occurred to the extent it disproportionately adversely affects such Party and its Subsidiaries compared to other companies operating in the industries and geographical areas in which such Party and its Subsidiaries operate.

“Materials of Environmental Concern” means any chemical, pollutant, contaminant, waste, residual waste, toxic substance (including friable asbestos and lead), hazardous substance, petroleum and petroleum product and coal, coke, coal tar, or coal tar byproduct, including but not limited to, all materials or substances that exhibit the characteristics of hazardous waste as identified in 40 C.F.R. Part 261 or that are listed in 40 C.F.R. Part 261 or the U.S. Department of Transportation Hazardous Materials Table, as amended, 49 C.F.R. §172.101, and material that is a source, special nuclear, or byproduct material as defined by the Atomic Energy Act of 1954, 42 U.S.C. §3011, et seq. and the regulations promulgated thereto, and “hazardous chemicals,” as defined in 29 C.F.R. Part 1910.

“Parent Debt Consent” means that certain consent, dated December 19, 2016, from Natixis in respect of the Contract de Crédits Multidevises à Terme et Renouvelable d’un montant d’EUR 177,000,000, dated May 6, 2013, by and among Parent, Natixis, as Agent, and the other lenders party thereto.

“Parent Option” means an outstanding option to purchase Parent Ordinary Shares.

“Permitted Liens” means (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the Party and its Subsidiaries as presently conducted; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) rights-of-way, covenants, conditions, restrictions and other similar matters of record affecting title and other title defects of record or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Party and its Subsidiaries, taken as a whole; (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings; (v) Liens not created by the Party or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property (in the case of the Company) and Parent Leased Real Property (in the case of Parent); (vi) grants to others of rights-of-way, surface leases or crossing rights and amendments, modifications, and releases of rights-of-way, surface leases or crossing rights in the ordinary course of business that do not and would not reasonably be expected to materially impair, in the case of the Company, the continued use of Company Leased Real Property as presently operated, and in the case of Parent, the continued use of Parent Leased Real Property as presently operated; (vii) with respect to rights-of-way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Party or any of its Subsidiaries otherwise has access, between the parties thereto; and (viii) with respect to the Company Leased Real Property, Liens arising from any Company Real Property Lease and with respect to the Parent Leased Real Property, Liens arising from any Parent Real Property Lease.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Stock Plan” means, with respect to the Company, the Destination Maternity Corporation 2005 Equity Incentive Plan, as amended from time to time.

“Store Lease” means a Company Real Property Lease or a Parent Real Property Lease pertaining to the lease of premises used primarily for retail sales.

“Subsidiary” means, with respect to any Person, any other Person of which (a) at least a majority of the total combined voting power of all classes of voting securities or ownership interests of such other Person is directly or indirectly owned or controlled by such Person, or (b) the power to vote or direct voting of sufficient voting securities, other voting rights or voting partner interests to elect a majority of the board of directors or other governing body or persons performing similar functions is directly or indirectly held by such Person.

“Superior Proposal” means any written Acquisition Proposal made after the date of this Agreement (with all percentages in the definition of Acquisition Proposal increased to 50%) made by a third party or “group” on terms which the Company Board determines in good faith, after consultation with its outside legal and financial advisors, to be likely to be consummated in accordance with its terms and more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement.

“Tax” or “Taxes” means all U.S. federal, state, provincial, local or non-U.S. net income, windfall or other profits, franchise, gross receipts, estimated, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, employment, unemployment, social security, excise, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, goods and services, unclaimed property, escheat, ad valorem, property, occupancy and other taxes or similar assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means any return, declaration, report, claim for refund, information return, statement or other similar filing relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed with or supplied to, or required to be filed with or supplied to, a Governmental Entity.

“Trading Day” means any day on which Parent Ordinary Shares are traded on Euronext Paris.

“Treasury Regulation” means the final and temporary treasury regulations promulgated under the Code.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

(b) The following capitalized terms are defined elsewhere in this Agreement, as indicated below:
ADR Facility	6.8(a)
ADRs	2.1
ADSs	Preamble
Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)(ii)
Approvals	4.2(d)(i)
Book-Entry Share	2.2
Bylaws	1.5
Certificate	2.2
Certificate of Merger	1.3
Change of Recommendation	6.2(d)(i)
Charter	1.4
Chosen Courts	9.4(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Additional Amounts	8.2(b)
Company Board	Recitals
Company Capital Stock	4.2(b)(i)
Company Common Stock	Recitals
Company Disclosure Letter	4.1(a)
Company Equity Awards	2.5(e)
Company Leased Real Property	4.2(l)(i)
Company Option	2.5(a)
Company Permits	4.2(m)(iii)

Company Real Property Lease	4.2(l)(i)
Company Recommendation	4.2(c)(ii)
Company Restricted Shares	2.5(d)
Company RSU	2.5(b)
Company Stockholders Meeting	4.2(w)
Company Termination Fee	8.2(b)
Confidentiality Agreement	9.8
Continuing Employees	6.10(a)
Contract	4.2(d)(ii)
D&O Insurance	6.13(b)
Depositary Agreement	6.8(a)
Depositary Bank	3.1
DGCL	Recitals
Effective Time	1.3
Eligible Shares	2.1(a)
ESPP	2.5(e)
Excess ADSs	3.5(a)
Exchange Agent	3.1
Exchange Fund	3.1
Fiduciary Termination	6.2(e)
Form F-6	6.8(a)
French Custodian	3.1
GAAP	4.2(e)(iii)
General Enforceability Exceptions	4.2(c)(i)
Governmental Entity	4.2(d)(i)
HSR Act	4.2(d)(i)
In-The-Money Option	2.5(a)
Indemnified Parties	6.13(a)
Insurance Policies	4.2(r)
Laws	4.2(m)(i)
Letter of Transmittal	3.2(a)
Material Contract	4.2(s)(i)(K)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	4.2(i)(ii)
Non-U.S. Benefit Plan	4.2(i)(i)
Order	7.1(d)
Original Date	6.4(c)
Out-Of-The-Money Option	2.5(a)
Outside Date	8.1(b)
Parent	Preamble
Parent Board	Recitals
Parent Capital Stock	4.2(b)(ii)
Parent Disclosure Letter	4.1(a)
Parent Leased Real Property	4.2(l)(i)
Parent Ordinary Shares	Recitals
Parent Permits	4.2(m)(iii)
Parent Real Property Lease	4.2(l)(i)
Parent Recommendation	4.2(c)(iii)
Parent Shareholders Meeting	4.2(w)(iii)

Parent Termination Fee	8.2(c)
Parties	Preamble
Party	Preamble
PBGC	4.2(i)(iv)
Proxy/Prospectus	6.3(a)
Registration Statement	6.3(a)
Related Party Transaction	4.2(v)
Reports	4.2(e)(i)
Representatives	6.2(a)
Requisite Company Vote	4.2(c)(i)
Requisite Parent Vote	4.2(c)(i)
Securities Note	6.3(a)
Surviving Corporation	1.1
Takeover Statute	4.2(n)
Voting Company Debt	4.2(b)(iii)
Voting Parent Debt	4.2(b)(iii)

9.8. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Governance Agreement, and the two Confidentiality Agreement, each dated as of March 15, 2016, between Parent and the Company (the “Confidentiality Agreements”), constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements, understandings and representations and warranties, whether oral or written, with respect to such matters

9.9. Transfer Taxes. Except as otherwise provided in Section 3.2(d), all transfer, documentary, stamp, registration and other similar Taxes and fees imposed with respect to the transfer of shares pursuant to the Merger shall be borne by Parent or the Surviving Corporation and expressly shall not be a liability of holders of shares. Parent and the Company shall cooperate in the preparation, execution and filing of all Tax Returns, applications or other documents regarding such Taxes payable in connection with the Merger that are required to be filed on or before the Effective Time.

9.10. Third Party Beneficiaries. Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company, the Indemnified Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limitation, the right to rely upon the representations and warranties set forth in this Agreement, except the rights of third party beneficiaries as are expressly provided in Section 6.13 [Indemnification; Directors’ and Officers’ Insurance], which shall not arise until after the Effective Time. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.11. Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to another Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

9.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.13. Interpretation; Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. All article, section, subsection, schedule, annex and exhibit references used in this Agreement are to articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The exhibits, schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the date of this Agreement. Unless otherwise specified, currency amounts referenced in this Agreement, the Company Disclosure Letter and the Parent Disclosure Letter are in U.S. Dollars. Unless otherwise specified, the phrase “in the ordinary course of business” shall mean “in the ordinary course of business consistent with past practice.”

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Unless otherwise specified or the context otherwise requires, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.”

(d) All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under GAAP or IFRS, as applicable.

(e) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f) The Company Disclosure Letter or the Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or Article V or to one or more covenants contained in Article VI. Inclusion of any items or information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed, in and of itself, to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement or is outside the ordinary course of business. No disclosure in the Company Disclosure Letter or the Parent Disclosure Letter relating to any possible breach or violation of any Contract or Law shall be construed as: (a) an admission or indication that any such breach or violation exists, has actually occurred or will actually occur; (b) an admission of any liability or obligation of any Party or any of its Subsidiaries with respect to any third Person; or (c) an admission against the interest of any Party or any of its Subsidiaries to any third Person.

9.14. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties, provided that Parent and Merger Sub may assign any of their rights hereunder to a Subsidiary of Parent without the prior written consent of the Company, but any such assignment shall not relieve Parent or Merger Sub of any of its obligations hereunder. Any purported assignment in violation of this Agreement is void.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

DESTINATION MATERNITY CORPORATION

By:	/s/ Anthony M. Romano
Name: Anthony M. Romano
Title: Chief Executive Officer & President

ORCHESTRA-PRÉMAMAN S.A.

By:	/s/ Thomas Hamelle
Name: Thomas Hamelle
Title: Chief Executive Officer

US OP CORPORATION

By:	/s/ Pierre Mestre
Name: Pierre Mestre
Title: President

[Signature Page to the Merger Agreement]